OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

149 Chestnut St.
Idaho Falls, ID **83402**

www.diviniawater.com

DIVINIA

6666 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Divinia Water is essential hydration without ingredients or additives. Divinia is free from toxic pollutants and chemicals, making it what we believe to be the healthiest option for consumers. Bottled in recyclable glass bottles with clean lines and timeless packaging, Divinia is, in our opinion, easily recognized as an exceptionally unique product.

Sales, Distribution, & Customer Base

Sales

As of Q1 2018, Divinia maintains diverse revenue streams through three different avenues. First is direct-to-consumer sales, made via Divinia's e-commerce store (www.diviniawater.com), Amazon, and local deliveries; consumers are either private individuals, stores, or private doctor practices. Second route is retail sales through outlets/grocery stores located in Idaho and Wyoming. Third stream is from sales to distributor and authorized resellers, with business in Hawaii and Southern California.

Distribution

Divinia has built a simple but unique distribution plan. Expansion into cities is contingent upon the establishment of hubs owned and operated by Divinia. Each Divinia hub will service distribution within a 300 mile radius. These hubs are pre-fabricated and, once complete, will be shipped to the new warehouse location; approximate set-up of anew hub is believed to take 3 days to 1 week.

In the future, we anticipate distribution channels will be established through relationships with regional brokers/wholesalers who will update the company on demands and trends for each market. Distribution will be made with restaurants, high-end resorts, gyms, exercise studios, specialty stores, etc. We will have the capabilities to ship/deliver to our customers directly or through brokers. Direct shipment helps reduce last mile costs, which are often associated with approximately

28% of the total transportation charges. Direct delivery helps customers save in storage/warehouse costs as we can plan for just-in-time delivery of inventory.

Customers

According to a 2013 article in Foodnavigator-USA.com, natural and organic foods sales rose "… $81.3 billion in 2012, up 13.5% from the year before. But two small 'power shopper' groups, together comprising 18% of consumers, account for almost half of all sales of natural/organic products, according to a recent study by Information Resources Inc. and SPINS. This leaves 82% of consumers who still haven't reached their buying potential in this fast-growing CPG segment." SPINS and IRI surveyed 5,000 consumers for the study and found that two of the seven segments, dubbed True Believers and Enlightened Environmentalists, comprise 46% of all natural/organicproduct sales.

We believe Divinia is the ideal brand for consumers who seek natural foods, clean ingredients, high standards, and transparent operations. Below are the target customer groups:

- *True Believers* – These shoppers are passionate about staying fit and healthy. They are focused on trying new things, serving as strong role models for their children, and are strong believers in the benefits of natural/organic products. True Believers enjoy a median income of $65,000, have an average age of 40, attended college and, in some cases, embarked on post-graduate studies.

- *Enlightened Environmentalists* – This segment is passionate about the environment and making good choices to support it. These shoppers are making a real effort to make healthier choices and will go out of their way to shop at stores that carry natural/organic products. Enlightened Environmentalists are older than True Believers, averaging 63 years old, attended graduate school and have a median income of $57,000.

- *Healthy Realists* – Being healthy and fit and making exercise a priority is important to these shoppers. They are often the first among their friends to try something new, but can have difficulty deciding whether to buy healthy or traditional products. Their average age is 39; they have attended college and earn a median income of $65,000

Customer Needs

According to a study conducted by IRI and SPINS, True Believers and Enlightened Environmentalists (who make up 46% of natural/organic food sales) are willing to pay more forbeverages that are organic, all natural, non-GMO, eco-friendly, and fair trade; Healthy Realists will pay more forall natural foods. Additionally, all three types of consumers look for beverages made with all natural ingredients and taste best.

Divinia meets the needs of all three types of main consumers. The functional hydrating qualities of Divinia (without ingredients or additives), the purity of water

(free from toxic pollutants or chemicals), and award-winning taste (silver medal at Berkeley Springs) make Divinia an easy purchase for all three targeted consumer groups.

The beverage industry is growing more and more diverse. Bottle waters promise new levels of hydration from alkaline water to ocean water, appealing to the 83% of consumers who want a functional benefit in their water according to Beverage World. Mintel reports that although price is a factor for 62% of consumers, over half of them(53%) prefer to drink premium bottled waters. Furthermore, 39% of consumers indicate that premium water is worth the cost. According to Beverage Industry, purchases for the home are made at grocery stores (34%), convenience stores (29.5%), and warehouseclubs/supercenters (19%).

Direct Competitors

Bottled water is a highly competitive, saturated category within the beverage industry. The majority of bottled water in the United States is made up of small companies (10 employees or less) who generate less than $10 million in annual sales. In 2017 private labeled brands dominate the category amassing over $2.5 billion in sales collectively, up 5.8% from the previous year. However, brands owned by PepsiCo and Coca Cola are key competitors in the landscape with about $1 billion dollars in sales for Dasani (-1.2%) and Aquafina (+2.4%), each. Nestlé Pure Life and and Glaceau SmartWater come in at fourth and fifth place with $908 million (+1.9%) and $828 million (-3.2%) respectively, all according to Information Resources, Inc. in respect to PET/bottled water sales in supermarkets, drug stores, convenience stores, mass merchandise,etc.

Indirect Competitors

With consumers looking for functionality in their drinks, some are moving outside of bottled water and into ready-to-drink tea and sport beverages. According to a study by the International Bottled Water Association "...bottled water added more gallons to its per-person consumption rate in ten years than either ready-to-drink tea or sports beverages reached by the end of that period," with about 5 gallons per American in 2015.

Information Resources, Inc. lists the best-selling brands of energy drinks (dollar sales in millions) for 2017, with percentage change from the prior year in parentheses, as: 1. Red Bull, $2,929.9 (-1.1%); 2. Monster Energy, $1,570.4 (+3.7%); 3. Red Bull SugarFree, $733.9 (+6.3%); 4. Monster Energy Zero, $560.9 (+18.2%); 5. NOS, $411.0 (-0.9%).

Top-selling brands of RTD teas in 2018 (sales in millions), with change from the previous year in parentheses: 1. Lipton Pure Leaf, $720.5 (+8.2%); 2. AriZona, $584.4 (-8.1%); 3. Gold Peak, $396.3 (-+8.8%); 4. Lipton Brisk, $370.2 (+8.5%); 5. Lipton, $287.8 (-7.3%).

Liabilities and Litigation

No litigation

The team

Officers and directors

Steven Sedlmayr	President, CEO & Director
Crosby Sedlmayr	COO & Director
Remy Sedlmayr	Treasurer
Kiersten Landers	Secretary
Ron Mezzetta	Director
Michael Breen	Director
Dr. Sheldon Lu	Director

Steven Sedlmayr
In the early 1980's, Sedlmayr founded Advanced Displays Technology, Inc., where he pioneered the first million pixel display and patented one of the first digital laser projectors in existence, which was the basis to his second display company in the early 90's. He went through SEC registration and took the ADTI public on NASDEQ. Upon the lucrative exit of the company, Sedlmayr pursued water filtration technology by inventing a revolutionary purification process. This same process is the foundation to Divinia Water and is what gives us our competitive advantage, changing the way people perceive bottled water. Foreseeing future market trends and consumer demands, Sedlmayr has taken Divinia from strength to strength in its evolution from small family business to industry interrupter. Sedlmayr founded the company in 2014 and incorporated Divinia in October 2015; he has dedicated all of his full time and effort to Divinia since early 2014. He serves as the company's President and CEO since inception of the company, October 2015.

Crosby Sedlmayr
Crosby has worked alongside Steven since the inception of Divinia, becoming COO and co-founder in October 2015. From 2005 - 2008, Crosby attended Northern Arizona University where he sought a degree in mechanical engineering. From April 2012 to September 2015, Crosby was hired as a call center manager at wellness vitamin company, Melaleuca, where he supervised 25+ employees. Instrumental in the development and research of Divinia Water technology, Sedlmayr maintains the day-to-day operations/functions of the company while driving the company forward in advanced scientific development and research and works only full time at Divinia.

Remy Sedlmayr
Remy has over 20 years of office management and bookkeeping and helped Steven take their company public in the 80's. She is instrumental in the maintenance of important documents and financial records. Remy works closely with our CPAs to make sure that Divinia is compliant in the realm of taxes, payroll, banking, etc. and is the liaison between Steven and Kiersten, helping to provide important legal documentation to the IRS, SEC, and other governmental agencies. Remy has been

with Divinia full time since 2014 and became Treasurer in October 2015, when the company was officially incorporated.

Kiersten Landers
Kiersten has worked with the company since its early days and carved a role for herself as co-founder and secretary in October 2015. In July 2015, before joining Divinia, Kiersten was appointed regional sales manager for BTH Hospitality Group, where she lead sales efforts and assisted in the opening of a new Hilton hotel. She left in September 2015 to augment sales efforts at Divinia Water. She attended Loyola Marymount University and has a degree in Business Administration - Entrepreneurship. Kiersten works full time with the CEO in harnessing legal matters, marketing, customer service, compiling important documents, and assisting with investor relations.

Ron Mezzetta
In 2017, Ron joined Divinia's board bringing with him a wealth of experience and knowledge in food manufacturing and marketing. Mr. Mezzetta was previously President and General Manager of Mezzetta Foods, a company that creates sauces and condiments as a national brand. In 2004, Ron retired from Mezzetta Foods, appointing his son, Jeff, as President. Ron is President of MacArthur Court Properties and Mezzetta Court Ventures, both commercial real estate companies.

Michael Breen
Before joining Divinia's board in 2017, Mickey became CEO of Convergent Mobile in 2013 and has continued to drive success by raising equity, building strong relationships, evolving products and establishing 25%+ year over year growth for the last four years. Previously, he lead expansive growth for over 18 years in the finance industry working for companies that include JPMorgan Chase, Cornerstone Mortgage Capital and First Security.

Dr. Sheldon Lu
Sheldon has been a board member of Divinia since the company officially incorporated in 2015. Dr. Sheldon Lu, DMD, is a board certified periodontist.. After graduating in 2007 from University of Pittsburgh, School of Dental Medicine, Sheldon became a commissioned dental officer serving in the US Army Dental Corp. In 2012 Sheldon successfully completed his training in the specialty of periodontics from the US Army Advanced Education in Periodontics and received his specialist certificate, as well as a Master of Science degree in Oral Biology from Georgia Regent University. Since December 2015, Dr. Lu owns and operates his own practice in California.

Number of Employees: 11

Related party transactions

The company has a convertible note of $272,000 with board members Ron Mezzatta & Mickey Breen. The terms are a 5% interest charge per annum fixed. Minimum payments are anticipated to be interest only of $1,458.33 a month and will not start

until approximately 4 months after equipment purchased is installed. There is an additional $78,000 available on this note for equipment purchases. The principal is not payable for 5 years. This note carries warrants of 600,000 shares of Common Stock at $0.50 per share, upon exercise will which will bring in $300,000 in capital funding.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **The Company's value is heavily dependent on its intellectual property.** One of the Company's most valuable assets is its intellectual property. We currently hold a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our in-house R&D and trade secrets. The Company does require employees and possible partners to sign Non-Disclosure Agreements to mitigate the risk of leaked information. The Company intends to continue in the practice of obtaining signed NDAs from outside parties that are privy to such technical and protected information.

- **Investments in small businesses and start-up companies are often risky.** The Company's management may be inexperienced and investors will not be able to evaluate the Company's operating history. Small businesses may also depend heavily upon a single customer, supplier, or employee whose departure would seriously damage the company's profitability. The demand for the company's product may be seasonal or be impacted by the overall economy, or the company could face other risks that are specific to its industry or type of business. The Company may also have a hard time competing against larger companies who can negotiate for better prices from suppliers, produce goods and services on a large scale more economically, or take advantage of bigger marketing budgets. Furthermore, a small business could face risks from lawsuits, governmental regulations, and other potential impediments to growth.

- **The Company may need additional capital, which may not be available.** The Company may require funds in excess of its existing cash resources to fund operating deficits, develop new products or services, establish and expand its marketing capabilities, and finance general and administrative activities. Due to market conditions at the time the Company may need additional funding, or due to its financial condition at that time, it is possible that the Company will be unable to obtain additional funding as and when it needs it. If the Company is unable to obtain additional funding, it may not be able to repay debts when they are due and payable. If the Company is able to obtain capital it may be on unfavorable terms or terms which excessively dilute then-existing equity holders. If the Company is unable to obtain additional funding as and when needed, it could be forced to delay its development, marketing and expansion efforts and, if it continues to experience losses, potentially cease operations.

- **There are several potential competitors who are better positioned than we are to take the majority of the market.** The Company faces competition from other companies, some of which might have received more funding than the Company has. One or more of the Company's competitors could offer services similar to

those offered by the Company at significantly lower prices, which would cause downward pressure on the prices the Company would be able to charge for its services. If the Company is not able to charge the prices it anticipates charging for its services, there may be a material adverse effect on the Company's results of operations and financial condition. In addition, while the Company believes it is well-positioned to be the market leader in its industry, the emergence of one of its existing or future competitors as a market leader may limit the Company's ability to achieve national brand recognition, which could also have a material adverse effect on the Company's results of operations and financial condition.

- **The Company's growth relies on market acceptance.** While the Company believes that there will be significant customer demand for its products/services, there is no assurance that there will be broad market acceptance of the Company's offerings. There also may not be broad market acceptance of the Company's offerings if its competitors offer products/services which are preferred by prospective customers. In such event, there may be a material adverse effect on the Company's results of operations and financial condition, and the Company may not be able to achieve its goals.

- **The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.** The Company may not have the internal control infrastructure that would meet the standards of a publicly-held company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

- **Forward Looking Statements.** The information available to Investors may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts. Forward-looking statements often include words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance in connection with discussions of future operating or financial performance. Examples of forward-looking statements include, but are not limited to, statements regarding: (i) the adequacy of a Company's funding to meet its future needs, (ii) the revenue and expenses expected over the life of the Company, (iii) the market for a company's goods or services, or (iv) other similar matters. Each Company's forward-looking statements are based on management's current expectations and assumptions regarding the Company's business and performance, the economy and other future conditions and forecasts of future events, circumstances and results. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty

and changes in circumstances. The Company's actual results may vary materially from those expressed or implied in its forward-looking statements. Important factors that could cause the Company's actual results to differ materially from those in its forward-looking statements include government regulation, economic, strategic, political and social conditions and the following factors: changes in consumer behavior; recent and future changes in technology, services and standards; changes in the plans, initiatives and strategies of the third parties that are necessary or important to the Company's success; changes in a Company's plans, initiatives and strategies, and consumer acceptance thereof; competitive pressures, including as a result of changes in technology; the Company's ability to deal effectively with economic slowdowns or other economic or market difficulties; the failure to meet earnings expectations; changes in tax, federal communication and other laws and regulations; changes in U.S. GAAP or other applicable accounting policies; the adequacy of the Company's risk management framework; the impact of terrorist acts, hostilities, natural disasters (including extreme weather) and pandemic viruses; increased volatility or decreased liquidity in the capital markets, including any limitation on the Company's ability to access the capital markets for debt securities, refinance its outstanding indebtedness or obtain equity, debt or bank financings on acceptable terms; a disruption or failure of the Company's or its vendors' network and information systems or other technology on which the Company's businesses rely; other risks and uncertainties which may or may not be specifically discussed in materials provided to Investors; and changes in foreign exchange rates and in the stability and existence of foreign currencies. Any forward-looking statement made by a Company speaks only as of the date on which it is made. Companies are under no obligation to, and generally expressly disclaim any obligation to, update or alter their forward-looking statements, whether as a result of new information, subsequent events or otherwise. The foregoing risks do not purport to be a complete explanation of all the risks involved in acquiring equity securities in a Company. Each Investor is urged to seek its own independent legal and tax advice and read the relevant investment documents before making a determination whether to invest in a Company.

- **Tax Risks.** Tax risks relating to investments in Companies can be difficult to address and complicated. You should consult your tax advisor for information about the tax consequences of purchasing equity securities of a Company.

- **Withholding and Other Taxes.** The structure of any investment in a Company may not be tax efficient for any particular Investor, and no Company guarantees that any particular tax result will be achieved. In addition, tax reporting requirements may be imposed on Investors under the laws of the jurisdictions in which Investors are liable for taxation. Investors should consult their own professional advisors with respect to the tax consequences to them of an investment in a Company under the laws of the jurisdictions in which the Investors and/or the Company are liable for taxation.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Steven Sedlmayr, 49.6% ownership, Common Stock

Classes of securities

- Common Stock: 10,872,089

  The Company is authorized to issue up to 20,000,000 shares of common stock. There are a total of 10,872,089 shares currently outstanding.

  Voting Rights *(of this security)*

  Each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote of shareholders.

  Any holder of shares entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, other than elections to office, but, if the shareholders fails to specify the number of shares such shareholder is voting affirmatively, it will be conclusively resumed that the shareholder's approving vote is with respect to all shares such shareholder is entitled to vote.

  Unless otherwise provided by Idaho law or by the Articles of Incorporation or these bylaws, the affirmative vote of the holders of a majority of the share entitled to vote on the subject matter at a meeting in which a quorum is present shall be the act of the shareholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the shares of such class or classes at a meeting in which a quorum is present shall be the act of such class or classes, except as otherwise provided by Idaho law or by the Articles of Incorporation or these bylaws.

  Dividend Rights

  The Board of Directors may from time to time declare. and the Corporation may pay dividends on its outstanding shares in the manner and upon the terms and conditions provided by Idaho law.

  No distribution may be made if, after giving it effect:

  a) The Corporation would not be able to pay its debts as they become due in the usual course of business; or

  b) The Corporation's total assets would be less than the sum of its total liabilities plus (unless the Articles of Incorporation permit

otherwise), the amount that would be needed , if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Rights to Receive Liquidation Distributions

See part "b" of above

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

- Convertible Notes into Common Stock: 0

Current Convertible Note

The company has a convertible note of $272,000 with board members Ron Mezzatta & Mickey Breen. The terms are a 5% interest charge per annum fixed. Minimum payments are anticipated to be interest only of $1,458.33 a month and will not start until approximately 4 months after equipment purchased is installed. There is an additional $78,000 available on this note for equipment purchases. The principal is not payable for 5 years. This note carries warrants of 600,000 Common Stock at $0.50 per share, upon exercise will which will bring in $300,000 in capital funding.

The company has a convertible promissory note for $1,000 with Bruce Sanders which can convert into the equivalent amount of principal and interest earned in shares at a strike price of $1.00 per share of Common Stock.
The company has a convertible promissory note for $10,000 at 8% per annum with Robin R. Kaowili which can convert into 1the equivalent amount of principal and interest earned in shares at a strike price of $1.00 per share of Common Stock.
The company has a convertible promissory note for $10,000 at 8% per annum with Lorna Kometani which can convert into the equivalent amount of principal and interest earned in shares at a strike price of $1.00 per share of Common Stock.
The company has a convertible promissory note for $10,000 at 8% per annum with Steve & L. Kaui Stanfield which can convert into the equivalent amount of principal and interest earned in shares at a strike price of $1.00 per share of Common Stock.

Voting Rights of Common Stock upon conversion *(of this security)*

Each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote of shareholders.

Any holder of shares entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, other than elections to office, but, if the shareholders fails to specify the number of shares such shareholder is voting affirmatively, it will be conclusively resumed that the shareholder's approving vote is with respect to all shares such shareholder is entitled to vote.

Unless otherwise provided by Idaho law or by the Articles of Incorporation or these bylaws, the affirmative vote of the holders of a majority of the share entitled to vote on the subject matter at a meeting in which a quorum is present shall be the act of the shareholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the shares of such class or classes at a meeting in which a quorum is present shall be the act of such class or classes, except as otherwise provided by Idaho law or by the Articles of Incorporation or these bylaws.

Dividend Rights (*include if applicable*)

The Board of Directors may from time to time declare. and the Corporation may pay dividends on its outstanding shares in the manner and upon the terms and conditions provided by Idaho law.

No distribution may be made if, after giving it effect:

a) The Corporation would not be able to pay its debts as they become due in the usual course of business; or

b) The Corporation's total assets would be less than the sum of its total liabilities plus (unless the Articles of Incorporation permit otherwise), the amount that would be needed , if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Rights to Receive Liquidation Distributions

See part "b" of above

Rights and Preferences

The Corporation has only issued common shares of stock, of which each has the

same the rights and preferences.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust

controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-12-31.

Financial Condition

Results of Operation

Financial Statements

Our financial statements for the years ending December 2017 and 2106 can be found in Exhibit B to the form C of which this offering memorandum forms are a part.

Results of operations

Year ended December 31, 2017 compared to year ended December 31, 2016

Revenue

The company is fully operational and functional in selling, producing the product, and shipping it.

Revenue for the fiscal year 2017 increased to $183,713 from $179,746 in 2016.

 In May 2018 we reached and have since sustained breakeven cash flow, however, we need to consistently purchase a greater amount of supplies than previously for the increased demand of sales, which puts a strain on our cash flow.

The company has successfully moved from literally a garage operation in 2015 to a functioning production facility in 2016 of approximately 3200 square feet and outgrew that facility within 6 months. That prompted the Company to move to a larger facility of approximately 14,000 sq feet in 2017. Those moves cut into the ability to produce the product for several months, causing a dip in sales.

Since January 1st, 2018 to July 24th, 2018 the sales have increased by an estimated greater than 315% (unaudited) from the previous year Jan 1st, 2017 to July 24th, 2017, showing the increased demand for the product.

The company has invested a substantial amount of money and time in the streamlining of their operations and the equipment to produce a greater amount of product. For instance, a vapor distiller that is 10 times more efficient than the ones in

current usage is purchased and waiting to be installed after the electrical changes to the building is made. A bottling line has been ordered with a down payment made, which we believe will be delivered within the next few months.

Year ended December 31, 2018

Total income for 2018 was $549,059.82; compared to $183,713 in 2017, which is over a 198% increase in income (from sales). The percent increase of the income then had a positive impact on the company's gross profit. In 2018, gross profit was $356,308.92, compared to $66,920, which is a 432% increase. Net operating income (loss) increased year over year from $-515, 159 in 2017 to $104,223 in 2018, a $619,382 improvement; this includes the payment of loans for more equipment to improve output, with such equipment including an 800 gallon distiller, bottle stamper and bottling line (with installment in January 2019). The upside continues into other ratios of consideration, including the margins on COGS; cost of goods in 2018 settled at $192,751 versus $116,793 in 2017. Despite the increase in costs to keep up with higher demand and augmented sales, the COGS was 35.1% in 2018, while it was 63.5% in 2017. Over the summer of 2018, Divinia experienced an increase in sales over the historic sales of the company. In August 2018, for instance, the company broke $60,000 which is a 150% increase in sales versus August 2017.

Financial Milestones

Our Balance Sheet from our compiled financial statements shows net Sales of 2016 of $179,746 (USD) and 2017 of $183,713. That is an increase of $3967. In 2016 Divinia Water, Inc. was building out its first plant and only operated at a full capability for 5 of the 12 months. The majority of our customer base was web sales with few local buyers, and as a result, sales fell due to cold weather shipping of water in glass with standard shipping companies. Only 4 of our proprietary processors at that time were online to make water.

In 2017 plans were implemented in helping to realize the production potential of Divinia Water, Inc, as it became apparent that the sales orders were outstripping the capability of production, with a backlog occurring of several months. We believe this hurt our sales effort, as people were disgruntled over having to wait several weeks, if not months, for their orders.

In 2017 we moved into a 14,000 square foot production facility that was refurbished for our needs and properly outfitted to house the production equipment of the water production. Cleanrooms for bottling were erected along with ample manufacturing construction areas for building the Sedlmayr propriety water purifier devices. It took us 4 months for a refurbishment of the new facility, however, we were still operating out of the old facility. That resulted in Divinia Water, Inc having to divide their time between the build-out and marketing of their product, hurting the sales effort. Research and development of the devices at the new facility was priority one with making a purifier that produces the water quicker and more efficiently. Five newer generation purifiers were produced and brought online throughout the 2017

year. Bringing the water production up 50%.

Cost of Goods Sold (GOG) rose in 2017 to $116,793 from $83,695 in 2016 as the Company moved from mason jars, purchased at outlets such as Walmart, to ordering a custom bottle with a unique shape to increase brand awareness. The administrative team felt the new bottles also demanded a label, along with needing a capping machine for ROPP caps. These caps are security caps as required by retail outlets. These moves were implemented for the future with a look ahead when the time that Divinia would be sold in retail outlets, such as grocery stores, Amazon, etc., along with Divinia needing a strong brand recognition. The new bottles were ordered at the end of 2016 and implemented in 2017.

We believe that this investment in the future has paid off in 2018, with our unaudited sales YTD being greater than $214,000 as of July 26, 2018. This is an increase over 2017 when our sales at the same time was approximately $67,000, an increase of over 315%.

Also, in 2017, the total operating expenses rose from $397,793 in 2016 to $584,854. The increased expenses were largely due to an increase in depreciation of equipment, leasehold improvements, an increased payroll (more employees were hired for full time to increase production capability), increased insurance costs, and an increase in rent for the larger facility.

Through the course of 2017 Divinia Water, Inc experienced increased cost in packaging, mainly having a custom corrugated shipping box to withstand the rigors of shipping. Divinia has secured a local producer of corrugated with what we believe are reasonable costs.

We are currently at the limit on the amount of water that we can produce, thus the amount of money that can be generated since we have a proprietary process for the water generation. The raise will help us produce more of our water processors and increase the ability to increase income. We have already purchased a vapor distiller that produces 800 gallons of water per day, rather than the 80 gallons per day that we currently produce. It will be installed within a short period of time. This will increase the ability to make more water for our water processing units, increasing our income. We will be using the results of this raise for producing more of our water producers, increasing income.

We are also using the raise from this effort, $106,998 for accomplishing the independent audit of our financials so that the raise can continue on for an additional $1 million raise.

The Use of Proceeds for the $106,998 indicates that the corporation would use the funds for increasing our capacity to meet the sales demand for the orders currently being placed. This will require an increase in expenses for new supplies and general working capital.

Our current pricing is based on 12 or 24 count cases at $55.00 and $101.00,

respectively. For retail, we schedule wholesale pricing to be between $1.95 - $2.05 per bottle with an MSRP between $3.15 - $3.50. This puts Divinia in a range of $0.20 - $0.22 per ounce. The average cost of Perricone Water, a hydrogen water with perceived health benefits, ranges between $0.30 - $0.36 per ounce depending on the can size.

The company is installing, with the help of the maximum raise of $106,998, a new vapor distiller that already paid for and is capable of distilling approximately 800 gallons per day for the Sedlmayr water processor. Upon installation, this would allow a maximum of 6400 bottles per day to be produced. However, the company does not have enough processors for this quantity of water, nor the capability to bottle this much. At the current time the company can make enough water for approximately 1,022 bottles per day if everything is running properly and there are no breakdowns or problems, which do occur on an irregular basis. The new distiller would allow the company to produce enough water for 1500 bottles per day if an additional 9 distillers were built and installed. Thus the need for an additional capital raise.

If the $1 million crowdfunding occurs we would increase the number of our water processing units allowing more water to be made. We are anticipating that we might be able to increase our yearly income to over $ 1,126,108 income with the raise of $1 million and lowering our overall costs of production by added efficiencies and economy of scale. If this would occur, the historical data for the company operations and purchasing show that packaging costs would be approximately $62,703, overhead $542,795, Cost of Goods Sold $130,650, allowing for a $195,000 profit.   These numbers are estimates and do not take into consideration discounts for scaling. This would also allow the corporation to drop the price of their product to increase sales. The above numbers are estimates based on historical costs for the company and may or may not be attainable, and do not take into account a scaling factor.

In the past, the problems we have had are lack of capital and the problem of shipping water during the winter time, as the amount of water that is included in the bottle must be reduced due to the risk of water freezing in the bottles. We have started to move away from the dependency of total reliance on web sales and have incorporated a distribution network that are receiving pallets of our water for sales. This shipping method is faster and can be shipped in trucks that are heated until they arrive at the distribution point, therefore, reducing the requirements that we reduce the amount of water in our bottles, satisfying customers who would not have purchased otherwise.

Liquidity and Capital Resources

The company intends for a crowdfunding raise of a minimum of $9,999 and maximum of $106,998. The Company is currently operating at break even for cash flow purposes. Upon completion of a maximum crowdfunding raise of $106,998 we intend to amend to raise up to $1,060,998 total. The company plans to continue raising capital with a target of $5 million within the next year and within 2 years a goal to raise $35 million in additional capital. This capital raise plan is necessary to fund a build-out of production facilities and sales and marketing to distribute nationwide and

expand to global markets.

The Company is going to use a small portion of the proceeds of this offering for expanding the offering into an additional $1 million dollar raise. The additional capital will allow the Company to build more processors to meet additional sales needs. In addition, the capital raised will be used to increase the efficiency of the processors to possibly make them augment production capacity, thus increasing the amount of water each processor is capable of making, which helps increase the net income.

The raise is also intended to help with the installation of an automated bottling line that has already been specially built for the Company. The bottling line is capable of bottling 50 bottles per minute or more, meaning that it can produce approximately 3000 bottles per hour or more. Current production is limited to around 600 bottles per day, so the new bottling line could potentially increase the output of the current factory by a factor of 40 times or more for bottling capability.

Fund raises will allow for increased production and sales of water for the next 6 months as additional capital is scheduled to be raised for continuous growth. The company has not pursued other lines of credit, notes or loans than listed below.

At December 31, 2018, the Company had cash of$ 41,518.48, with $14,000 additional cash held in an escrow fund to be released 6 months after closing of the company's crowdfund raising on StartEngine. The Company intends to raise additional funds through equity financing.

Indebtedness

The company currently carries debt with the following institutions as of December 31st, 2018: SquareUP, an online transaction processor: Original loan was$ 30,780 with a current balance of$ 16,606, paid by taking out a 14% of sales when processed through their system. A $2,940 flat fee was paid when loan was initiated and there is no interest charge. Paypal, an online transaction processor: Original loan $23,500.00 with a current balance of $12,666.74. A Flat fee was charged when the loan was initiated of $4,265. The loan amount is paid by withholding 30% of sales made when processed through their system. This loan has no interest charge. The company has an auto lease with BMW for $37,943.28 for 36 months with monthly payments of $1053.98 originated 08/08/2018. The company has a vehicle lease with Toyota totaling $42,542.40 monthly lease payments of $1,062.64 lease origination date of 10/08/2018. Equipment purchase and capital was financed with Partner's Capital in the loan amount of $125,000. with a prorated payment in January 2019 of $1,662.38 and remaining 60 months of payments at $3,562.25. Toyota Equipment lease/buyout for a forklift with Toyota Commercial of $27,373.80 with 60 monthly payments of $456.23. Equipment lease/buyout Toyota Commercial of an electric pallet jack for $3,708.94 payments of $86.64 for 48 months beginning December 1, 2018 Logo Jet Equipment lease $30,560.99 beginning September 29, 2018 with 60 payments of $922.35 The company has a convertible promissory note for $1,000 with Bruce Sanders which can

convert into the equivalent amount of principal and interest earned in common stock at a strike price of $1.00 per share. The company has a convertible promissory note for $10,000 at 8% per annum with Robin R. Kaowili which can convert into the equivalent amount of principal and interest earned in common stock at a strike price of $1.00 per share. The company has a convertible promissory note for $10,000 at 8% per annum with Lorna Kometani which can convert into the equivalent amount of principal and interest earned in common stock at a strike price of $1.00 per share. The company has a convertible promissory note for $10,000 at 8% per annum with Kevin Boland which can convert into the equivalent amount of principal and interest earned in common stock at a strike price of $1.00 per share. The company has a convertible promissory note for $30,000 at 8% per annum with Steve & L. Kaui Stanfield which can convert the equivalent amount of principal and interest earned common stock at a strike price of $1.00 per share. The company has a convertible note of $272,000 with board members Ron Mezzatta & Mickey Breen. The terms are a 5% interest charge per annum fixed. Minimum payments are anticipated to be interest only of $1,458.33 a month and will not start until approximately 4 months after equipment purchased is installed. There is an additional $78,000 available on this note for equipment purchases. The principal is not payable for 5 years. This note carries warrants of 600,000 shares of Common Stock at $0.50 per share, upon exercise will which will bring in $300,000 in capital funding.

Recent offerings of securities

- 2017-07-20, Regulation D of the Securities Act of 1933, Rule 506(b) safe harbor as amended by the Jobs Act, 200000 Common Shares. Use of proceeds: Normal operations of Divinia Water, Inc along with purchases of equipment.

Valuation

$16,308,133.50

The Board of Directors of Divinia Water, Inc. have not undertaken any efforts to produce a formal evaluation of the Company by an independent third party. The price of these notes merely reflects the opinion of the board as to what would be fair market value. The Company has based this opinion on the strength of its intellectual property its proprietary trade secret for the purity of our water), the experience of the management team, its sales, and operations. The Company has also compared the value of similarly situated competitors and believes that the valuation is correct to the best of their abilities. We believe our valuation is well-placed due to the strengthening non-alcoholic beverage market (https://www.statista.com/outlook/20000000/109/non-alcoholic-drinks/united-states), specifically the burgeoning Bottled Water segment (https://www.statista.com/outlook/20010000/109/bottled-water/united-states), where Bottled Water is now being consumed more than Soda (https://www.marketwatch.com/story/americans-now-drink-more-bottled-water-than-soda-2017-03-09). Divinia is uniquely positioned in this market due to the company's core model of offering functional water that is currently in clinical trials,

localized production facilities for cost and minimized carbon emissions, as well as further lessening Divinia's environmental impact through its packaging. A comparison of the same market buy-outs of beverage companies has shown large multiples. Setting the precedence in 2007 was Coca-Cola's buy out of Glaceau (Smart Water) for $4.1 Billion, which is roughly an 11-times multiple of their $350 Million in annual revenues (https://www.investopedia.com/articles/markets/081315/vitaminwater-has-been-cocacolas-best-purchase.asp). Further supporting the argument for our valuation in the health-oriented "functional" drinks is Dr. Pepper Snapple Group's purchase of Bai for $1.7 Billion with annual sales of roughly $210 Million(https://www.bevnet.com/news/2017/dps-completes-bai-acquisition). In Coca-Cola's quest to bolster slumping soda sales, Coca-Cola is even acquiring older brands with only a local presence, such as Topo Chico for $220 million with $63.5 Million in sales(https://www.dallasnews.com/business/business/2017/10/02/breaking-coca-cola-buy-texas-cult-favorite-sparkling-water-brand-topo-chico). Further supporting our evaluation is that Divinia Water, Inc. sold shares to accredited investors in July of 2017 for a post evaluation of $10,872,089. One of these investors was involved in the food industry for over 30 years managing a large firm. At that time the installation in Idaho Falls for the new facility was not fully complete and we only had 7 processors running at that time. We believe that he invested in that evaluation because he saw the potential that Divinia Water, Inc. has to offer, and knowing the beverage market segment. Since then we have completed our facility, ordered a bottling line, and purchased, awaiting installation, a new vapor distiller that is 10 times more efficient than the current installed one, and increased our revenue YTD over %315, and perfected a new generation of processors. We believe that these new developments justify the increase in the evaluation from 1 year ago.

USE OF PROCEEDS

	Minimum	Maximum
Total Proceeds:	$9,999	$1,069,999.50
Less: Offering Expenses	$1001	$106,999.95
StartEngine Fees (6% total fee)	$600	$64,199.97
Net Proceeds	$8,398	$898,799.58
Use of Net Proceeds:		
Production	$5,038	$350,000

Working Capital	$3,360	$398,000
Marketing	$0	$150,000
Total Use of Net Proceeds	$8,398	$898,780

The use of net proceeds at the minimum raise amount will be to increase our capacity to meet the sales demand for the orders currently being placed. This will require an increase in expenses for new supplies and general working capital.

The use of net proceeds at the maximum amount will include the investments made at the lower funding levels as well as increasing or production capacity to meet the anticipated demand and increase sales.

As net proceeds increase additional funding will allow for equipment to increase production capacity and lower labor costs. Additional processors will also be built to increase the volume of water production. At the higher funding levels, there will be funds allocated for marketing and advertising. Specifically targeting the wellness industry influencers.

It will also allow us to start planning for the next capital raise that allows us to start building these production plants in other cities, thereby increasing sales and revenue. Since the production facilities will be located in a regional area that allows us to distribute regionally, the shipping costs will be reduced allowing us to increase net income and lower expenses, making the product less expensive to purchase for consumers.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment";

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at https://www.diviniawater.com/annualreport in the bottom portion of the website/footer, labeled "Investor Portal". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR

[See attached]

DIVINIA WATER, INC
Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018

Divinia Water, Inc
Index to Financial Statements
(unaudited)

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
Divinia Water, Inc
Idaho Falls, Idaho

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Divinia Water, Inc (the "Company,"), which comprise the balance sheets as of December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA
Los Angeles, California
04/29/2019

Marko Glisic, CPA

DIVINIA WATER, INC
BALANCE SHEETS
FOR THE PERIODS ENDED DECEMBER 31, 2018
(unaudited)

	December 31, 2018
ASSETS	
Current Assets	
Cash and Cash Equivalents	86,050
Inventory	42,729
Other Current Assets	12,375
Total Current Assets	141,154
Fixed Assets	
Furniture, Equipment, Vehicles, Leasehold Improvements, net	616,389
Deferred Tax Asset	-
Total Non Current Assets	616,389
TOTAL ASSETS	$ 757,542
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	6,588
Credit Cards	
Long Term Loan-Current Portion	6,323
Other Current Liabilities	101,741
Total Current Liabilities	114,652
Non-Current Liabilities	
Loan Payable	21,899
4Runner Loan	35,364
BMW Loan	37,943
Long Term Loan- Non Current Portion	413,600
Total Non-Current Liabilities	508,806
Total Liabilities	623,459
Equity	
Common Stock, par value $0.001 20,000,000 shares authorized, 10,992,815 issued and outstanding	10,993
Additional Paid In Capital	1,091,829
Retained Earnings	(694,077)
Net Income	(274,661)
Total Equity	134,084
TOTAL LIABILITIES & EQUITY	$ 757,542

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

DIVINIA WATER, INC
STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED DECEMBER 31, 2018
(unaudited)

	December 31, 2018	December 31, 2017
Revenue	$ 549,060	$ 183,713
Cost of Goods Sold	192,751	116,793
Gross Margin	356,309	66,920
Expenses		
Advertising and Marketing	21,641	1,136
General and Administrative Expenses	224,744	580,943
Research and Development	5,701	-
Total Expense	252,086	582,079
Operating Income/(Loss)	104,223	(515,159)
Depreciation	(119,213)	(2,775)
Non Operating Expenses		
Interest Expense	(23,142)	(3,825)
Interest Earned	2	90
Total Other Income (Expense)	(142,353)	(3,735)
Deferred Income Taxes	(236,530)	130,520
Net income/(Loss)	$ (274,661)	$ (391,149)

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

DIVINIA WATER, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIODS ENDED DECEMBER 31, 2018
(unaudited)

| | Common stock | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Paid-in Capital	Earnings	Equity
December 31, 2017	10,872,089	$ 10,872	$ 1,416,313	$ (694,077)	$ 733,108
Contributions	120,726	121			121
Return of Capital			(324,484)		(324,484)
Net loss				(274,661)	(274,661)
December 31, 2018	10,992,815	$ 10,993	$ 1,091,829	$ (968,738)	$ 134,084

DIVINIA WATER, INC
STATEMENTS OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2018
(unaudited)

	December 31, 2018
Cash flows from operating activities	
Net income	$ (274,661)
Depreciation	119,213
Bad debt expense	-
Gain on settlement of liabilities	-
Deferred Taxes	236,530
Stock Based Compensation	-
Total Adjustments to reconcile Net Cash Provided By Operations:	
Account Receivables	-
Inventory	(68)
Other Current Assets	(12,375)
Account Payables	281
Credit Cards	-
Deferred Revenue	-
Other Current Liabilities	101,741
Other Assets	
Net Cash Provided By Operating Activities:	170,662
Cash flows from Investing Activities	
Sale of property and equipment	-
Purchase of property and equipment	(292,582)
Issuance of notes receivables	-
Net Cash used in investing activities	(292,582)
Cash flows from Financing activities	

Loans Payables		(24,463)
Shareholders Loans		430,845
Issuance of stock		121
Return of Capital		(324,484)
Net cash received from financing activities		**82,019**
Net (decrease) increase in cash and cash equivalents		(39,900)
Cash and cash equivalents at beginning of period		125,951
Cash and cash equivalents at end of period	$	**86,051**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 7 -

NOTE 1 – NATURE OF OPERATIONS

Divinia Water, Inc. was formed on October 29, 2015 ("Inception") The financial statements of Divinia Water, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Idaho Falls, Idaho.

The Company's principal business activity is manufacturing hand-crafted, purified water. Divinia Water is the result of patented purification technology that delicately removes the effects of man. The result is balanced, deuterium depleted, cellular EZ water-renatured water. This process recreates the natural formation of water far beneath the earth's surface, where hydrogen and oxygen from heat and rock combine to make clean, pure, H20.

Going Concern and Management's Plans
The Company lacks significant working capital. We have historically relied on pre-sales of product, product sales, debt, advances from related parties, and sales of common stock for operating capital. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities

in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Account Receivables
Accounts receivable are carried at the invoiced amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018, the Company had no account receivables.

Inventory
Inventories consist of raw materials, including bottles, boxes, lids, and shipping supplies. All inventories are valued at the lower of cost or net realizable value using the first-in, first-out (FIFO) basis. As of December 31, 2018, the Company had inventory in the amount of $42,729.

Property and Equipment
Property and equipment is recorded at cost. Depreciation of property and equipment is calculated on a straight-line basis over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful lives or the term of the lease. Depreciation expense for the years ended December 31, 2018 was $119,212.99

As of December 31, 2018, property and equipment consisted of the following:

	2018
Buildings and Improvements	$ 101,371
Furnitures and Equipment	522,724
Processor Build	163,054
Vehicles	108,919
Shed	1,634
Total property and equipment	897,702

Accumulated Depreciation		(281,313)
Total	$	616,389

Intangible Assets-Patent

The company capitalizes patent filing fees and it expenses legal fees, in connection with internally developed pending patents. The company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patent are amortized over the expected period to be benefited, not to exceed the patent lives, which may be as long as 17 years.

The Company uses patented technology. The patent is held by Remy and Steve Sedlmayr, the majority shareholder of the Company. Divinia Water, Inc. has exclusive right to utilize the patent.

Revenue Recognition

The Company recognizes revenue from sales of water when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Shipping and Handling Costs

Costs incurred for shipping and handling are included in cost of sales at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as an increase in revenue.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising expenses for the year ended December 31, 2018 was $21,641.

Research and Development

We incur research and development costs during the process of researching and developing us product and future offers. Our research and development costs consist primarily of third-party product design consultants. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Idaho state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The tax periods that remain open to examination by the federal and state jurisdictions as of December 31, 2018 covers three fiscal years from the date of filing.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Convertible Promissory Notes

On November 30, 2017, the company entered a loan agreement with certain lenders in the amount of $300,000 to acquire Equipment. The loan matures after 2 years on November 30, 2019 and carries an interest rate of 5%. Borrower shall make interest only payments on the first day of each month following the date that is for months from the date of installation of the equipment. The principal amount shall be paid in full at the maturity date. As of December 31, 2018, the loan has an outstanding balance of $350,000.

On April 3, 2018, the company entered a convertible promissory note agreement with a certain lender in the amount of $10,000. The loan matures after 1 year and carries an interest rate of 8%. As of December 31, 2018, the loan has an outstanding balance of $10,000.

On April 4, 2018, the company entered a convertible promissory note agreement with a certain lender in the amount of $10,000. The loan matures after 1 year and carries an interest rate of 8%. As of December 31, 2018, the loan has an outstanding balance of $10,000.

On May 24, 2018, the company entered a convertible promissory note agreement with a certain lender in the amount of $30,000. The loan matures after 1 year and carries an interest rate of 8%. As of December 31, 2018, the loan has an outstanding balance of $30,000.

On July 10, 2018, the company entered a convertible promissory note agreement with a certain lender in the amount of $1,000. The loan matures after 1 year and carries an interest rate of 8%. As of December 31, 2018, the loan has an outstanding balance of $1,000.

Paypal Working Capital

On Augist 24, 2018, the company received PayPal working capital loan in the amount of $23,500. The loan has a fee of $4,265, bringing the total repayment amount to $27,765. The loan is to be repaid through 30% of sales deduction from company's merchant account every time a sale is processed through PayPal and the company is required to make an average daily payment of $156 for 177 days.

As of December 31, 2018, the PayPal working capital loans outstanding balance is $12,667.

Loans Payables

BMW Loan

On August 8, 2018, the company signed a loan agreement in the amount of $25,000 with BMW Financial Services NA, LLC. The loan matures on August 8, 2021 and is secured by a 2018 BMW 640XI. The company is required to make the first monthly payment of $1,053.98 starting August 8, 2018, followed by 35 payments of $1,053.98 for a total of $37,943.28. As of December 31, 2018, the outstanding balance of the loan is $37,943.28.

SquareUp Loan

On September 4, 2018, the company signed another loan agreement with Celtic Bank Corporation, Square Capital LLC, and Square, Inc in the amount $27,000. The loan matures on March 4, 2020 and carries an interest rate of 14%. The company is required to make a minimum payment in the amount of $1,710 at the end of each 60 days periods, starting September 6, 2018.

As of December 31, 2018, the outstanding balance of both SquareUp loan is $16,607

North Mill Loan
On December 3, 2018, the company entered a commercial security agreement with North Mill Credit Trust in the amount of $125,000. $69,923 of that amount was used for a Stainless Steel Vapor Compression Distiller and $55,077 was applied to working capital. The loan matures after months. The required monthly payment on the loan is in the amount of $3,562.25, starting April 1, 2019. Future payments on the loan are $32,060 for 2019, $42,747 for 2020, $42,747 for 2021, and $10,687 for 2022.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 20,000,000 shares of our common stock with $0.001 par value. As of December 31, 2018, 10,992,815 shares are issued and outstanding for a consideration of $10,993.

NOTE 6 – INCOME TAX

The following table outlines income tax provision and deferred taxes:

	2018
Net Operating Loss	$ (38,131)
Valuation Allowance	274,661
Net Provision/(Benefit) for Income Tax	$ 236,530

	2018
Net operating Loss carryover	$ 278,260
Valuation allowance	(278,260)
Net Deferred Tax Assets	$ -

Federal and state net operating losses start to expire in 17 years. Due to history of losses, the Company has determined that it is more likely than not that the Company will be able to utilize its net operating losses. Consequently, the Company has applied full valuation allowance.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

NOTE 7 – RELATED PARTY TRANSACTIONS

The company owes back salaries to officers and management intends to offset those against loans and

distributions to officers.

NOTE 7 – RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU No. 2014-09 *Revenue from Contracts with Customers.* The Company adopted ASU No. 2014-09 on January 1, 2018.

In November 2015, the FASB issued ASU No. 2015-17, *Balance Sheet Classification of Deferred Taxes.* ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This guidance is effective for the period beginning January 1, 2018. The Company early adopted the provisions of ASU No. 2015-17 during the 2018 year.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842).* The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact of adoption of ASU No. 2016-02 on its financial statements, but generally would expect that the adoption of this new standard will result in a material increase in the long-term assets and liabilities of the Company as result of our lease agreements.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company leases warehouse space under a commercial operating lease which requires monthly payments according to the lease schedule. The lease terminates in 2020. Rent expense for this lease totaled approximately $42,707 for 2017 and $20,227 for 2016. Future rental payments required under this lease are $42,368 for 2018, $43,457 for 2019 and $3,629 for 2020.

As of December 31, 2018, rent expense was in the amount of $43,254.

The Company leases a forklift for use in their warehouse. The forklift lease, which is for 5 years, expires in 2022 and is classified as a capital lease. Fixed assets include $27,375 which have been capitalized. Lease amortization is included in depreciation expense.

Future minimum payments, by year and in the aggregate, under the capital lease with initial or remaining terms in excess of one year consisted of the following:

Year	Obligation
2019	$ 5,475
2020	5,475
2021	5,475
2022	5,475
Total minimum lease payments	$ 21,900
Amount representing interest	-
Present value of future minimum lease payments	21,900
Less - current maturities	(5,475)
Long Term obligation under capital lease	$ 16,425

On September 24, 2018, the Company entered a lease agreement with CIT Direct Capital for a logo jet and ink cups for a total amount of $32,460. The lease expires after 45 monthly payments of $624 and carries an

interest rate of 3.19%. As of December 31, 2018, the company outstanding balance on this loan is in the amount of $50,119.

On October 8, 2018, the Company entered a lease agreement with Teton Motors Inc DBA Teton Toyota for a Toyota 4runner in the amount of $42,542.4 The lease expires after 3 years in 2021 and is classified as a capital lease. The lease has been capitalized and the lease amortization is included in depreciation expense.

Future minimum payments, by year and in the aggregate, under the capital lease with initial or remaining terms in excess of one year consisted of the following:

Year	Obligation
2019	$ 848
2020	899
2021	953
2022	925
Total minimum lease payments	$ 3,625
Amount representing interest	-
Present value of future minimum lease payments	3,625
Less - current maturities	(848)
Long Term obligation under capital lease	$ 2,777

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 29, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

DIVINIA WATER, INC.

FINANCIAL STATEMENTS
with
ACCOUNTANT'S REVIEW REPORT
As of and for the years ended
December 31, 2017 and 2016



Searle Hart & Associates, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

Gerald W. Searle, CPA
Steven J. Hart, CPA
Farrell J. Steiner, CPA
Dana Eric Izatt, CPA
Joshua R. Searle, CPA

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Board of Directors
Divinia Water, Inc.

We have reviewed the accompanying financial statements of Divinia Water, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, shareholders' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Searle Hart + Associates, PLLC
Idaho Falls, Idaho
October 5, 2018

3395 South Holmes • Idaho Falls, Idaho 83404 • 208-524-3880 • FAX 208-524-3883

Idaho Falls • Rexburg

FINANCIAL STATEMENTS

DIVINIA WATER, INC.
BALANCE SHEETS
December 31, 2017 and 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 122,951	$ 204,828
Inventory	42,661	23,124
TOTAL CURRENT ASSETS	165,612	227,952
FIXED ASSETS		
Furniture, equipment, vehicles, leasehold improvements	622,374	397,709
Less accumulated depreciation	(179,354)	(77,395)
TOTAL FIXED ASSETS, NET	443,020	320,314
OTHER ASSETS		
Deferred tax asset	236,530	106,010
Security deposit	3,000	3,000
TOTAL OTHER ASSETS	239,530	109,010
TOTAL ASSETS	$ 848,162	$ 657,276
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	$ 6,307	$ -
Current portion of long-term loans payable	11,373	5,740
TOTAL CURRENT LIABILITIES	17,680	5,740
LONG-TERM LIABILITIES		
Loans payable	41,312	25,311
Shareholder loan payable	56,062	158,968
TOTAL LONG-TERM LIABILITIES	97,374	184,279
TOTAL LIABILITIES	115,054	190,019
SHAREHOLDERS' EQUITY		
Capital stock	1,427,185	770,185
Retained earnings (deficit)	(694,077)	(302,928)
TOTAL SHAREHOLDERS' EQUITY	733,108	467,257
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 848,162	$ 657,276

See notes to financial statements and independent accountant's review report.

DIVINIA WATER, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2017 and 2016

	2017	2016
INCOME		
Sales, net	$ 183,713	$ 179,746
Cost of sales	116,793	83,695
GROSS PROFIT	66,920	96,051
OPERATING EXPENSES		
Advertising and promotion	1,136	4,372
Business licenses and permits	240	6
Consulting	11,301	12,438
Contract labor	1,990	135
Depreciation	101,959	67,697
Dues and subscriptions	2,775	3,439
Insurance	12,435	2,621
Leasehold improvements	13,002	8,901
Meals and entertainments	9,123	10,982
Office supplies	50,606	42,233
Payroll and benefits	195,163	63,947
Production supplies and equipment	2,120	2,241
Professional fees	41,538	3,479
Rent	45,167	23,971
Repairs and maintenance	37,090	55,895
Research and development	25,332	57,105
Taxes	881	255
Telephone and internet	7,826	5,789
Training	664	10,054
Travel	12,876	11,669
Utilities	11,630	10,564
TOTAL OPERATING EXPENSES	584,854	397,793
NET OPERATING INCOME (LOSS)	(517,934)	(301,742)
NON-OPERATING INCOME (LOSS)		
Interest earned	90	28
Interest expense	(3,825)	(3,447)
TOTAL NON-OPERATING INCOME	(3,735)	(3,419)
NET INCOME (LOSS) BEFORE TAXES	(521,669)	(305,161)
Deferred income taxes	130,520	75,050
TOTAL NET INCOME (LOSS)	$ (391,149)	$ (230,111)

DIVINIA WATER, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2017 and 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (391,149)	$ (230,111)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	101,959	67,697
Changes in operating assets and liabilities:		
Inventory	(19,537)	(23,124)
Other assets	(130,520)	(75,050)
Accounts payable - trade	6,307	-
NET CASH USED BY OPERATING ACTIVITIES	(432,940)	(260,588)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(197,291)	(163,016)
Payments on notes receivable - stockholders	(102,906)	(77,753)
NET CASH USED BY INVESTING ACTIVITIES	(300,197)	(240,769)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net payments on loans payable	(5,740)	-
Capital stock issued	657,000	676,185
NET CASH PROVIDED BY FINANCING ACTIVITIES	651,260	676,185
NET CHANGE IN CASH	(81,877)	174,828
BEGINNING CASH AND CASH EQUIVALENTS	204,828	30,000
ENDING CASH AND CASH EQUIVALENTS	$ 122,951	$ 204,828
Supplemental cash flow information		
Cash paid during the year for:		
Interest	$ 3,825	$ 3,447

NOTES TO THE FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

DIVINIA WATER, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTES INDEX

DIVINIA WATER, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activity – Divinia Water, Inc. (the "Company") was formed in 2015. The Company's principal business activity is manufacturing hand-crafted, purified water. Divinia Water is the result of patented purification technology that delicately removes the effects of man. The result is balanced, deuterium depleted, cellular EZ water-renatured water. This process recreates the natural formation of water far beneath the earth's surface, where hydrogen and oxygen from heat and rock combine to make clean, pure, H_2O.

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States. The Company has a fiscal year end of December 31.

Revenue and Cost Recognition – The Company recognizes revenue from sales of water when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Use of Estimates – The preparation of accompanying financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents – Cash equivalents are defined as short-term, highly liquid investments, which are readily convertible to cash and have remaining maturities of three months or less at the date of acquisition.

Inventory – Inventories consist of raw materials, including bottles, boxes, lids, and shipping supplies. All inventories are valued at the lower of cost or net realizable value using the first-in, first-out (FIFO) basis.

Fixed Assets – Fixed assets are recorded at cost. Gains or losses on disposition of fixed assets are reflected in income. Depreciation on assets is computed using the double declining balance method for financial reporting and income tax purposes (3 to 40 years).

Maintenance and repair costs are charged to expense as incurred and improvements are added to property, plant, and equipment accounts.

Income Taxes – The provision for income taxes includes state income taxes currently payable by the Company.

DIVINIA WATER, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued) - Deferred income taxes have been provided under the liability method. Deferred tax assets and liabilities are determined based upon the difference between financial statement and tax bases of assets and liabilities, as measured by the enacted tax rates which will be in effect when these differences are expected to reverse. Deferred tax expense is the result of changes in the deferred tax asset and liability. Management has evaluated the Company's tax positions and concluded the Company has taken no uncertain tax positions that would require adjustments to the financial statements.

Leases – Leases that transfer substantially all the risks and benefits of ownership are treated as capital type leases. Other leases are treated as operating type leases. Capital leases are included in the fixed assets and are amortized using the double declining balance method over their respective terms. Operating leases are expensed over the terms of the leases using the straight-line method.

Advertising Expenses – Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses charged to expense totaled approximately $1,136 for 2017 and $4,372 for 2016.

Research and Development – Research and development costs are expensed as incurred.

Subsequent Events – The Company has evaluated subsequent events through October 5, 2018, which is the date the financial statements were available to be issued. No subsequent events have been identified by management of the Company that are required to be disclosed.

New Accounting Pronouncements – In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures. The new standard supersedes current revenue recognition requirements in FASB Accounting Standards Codification (ASC) Topic 605, Revenue Recognition, and most industry-specific guidance. When adopted, the amendments in the ASU must be applied using one of two retrospective methods. ASU No. 2014-09 is effective for nonpublic companies for annual periods beginning after December 15, 2018. The Company is currently evaluating the impact of the provisions of ASC 606.

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842). This ASU provides guidance on the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous accounting standards and new disclosures on key information about leasing arrangements. The new standard supersedes current lease accounting requirements in FASB Accounting Standards of Codification (ASC) Topic 840, Leases. When adopted, the amendments in the ASU must be applied using a modified retrospective approach. ASU No. 2016-02 is effective for nonpublic companies for annual periods beginning after December 15, 2019. The Company is currently evaluating the impact of the provisions of ASC 842.

DIVINIA WATER, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

2. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts at various financial institutions. The balances, at times, may exceed federally insured limits. The Company did not exceed the insured limit at December 31, 2017 and 2016. Financial instruments that subject the Company to possible credit risk consist principally of cash deposits in excess of insured limits.

The Company grants credit to its customers in the normal course of business. During the years ended December 31, 2017 and 2016, the Company did not write off any customers' accounts as bad debts. No allowance has been established for the accounts receivable since management believes the amounts are fully collectible.

3. FIXED ASSETS

Fixed assets are recorded at cost and depreciated using the double declining balance method. Fixed assets consist of the following:

	Depreciable Lives	2017	2016
Leasehold Improvements	15 years	$ 93,034	$ 46,509
Furniture and Equipment	3-7 years	293,977	251,300
Processer Build	3-7 years	141,627	6,164
Vehicles	7 years	92,102	92,102
Shed	5 years	1,634	1,634
Total property and equipment		622,374	397,709
Less: accumulated depreciation		(179,354)	(77,395)
Net property and equipment		$ 443,020	$ 320,314

4. LOANS PAYABLE

Long-term notes payable consists of a loan through BMW Financial Services with payments of $569 due monthly. The loan bears interest of 5%. The loan matures December 2021 and is secured by a vehicle. Required minimum payments for the next five years are: $5,898 for 2018, $6,144 for 2019, $6,400 for 2020, and $6,869 for 2021.

5. RELATED-PARTY TRANSACTIONS

The Company has a shareholder loan to one of its shareholders. No payment terms have been set for this loan.

DIVINIA WATER, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

6. LEASES

The Company leases warehouse space under a commercial operating lease which requires monthly payments according to the lease schedule. The lease terminates in 2020. Rent expense for this lease totaled approximately $42,707 for 2017 and $20,227 for 2016. Future rental payments required under this lease are $42,368 for 2018, $43,457 for 2019 and $3,629 for 2020.

The Company leases a forklift for use in their warehouse. The forklift lease, which is for 5 years, expires in 2022 and is classified as a capital lease. Fixed assets include $27,375 which have been capitalized. Lease amortization is included in depreciation expense.

Future minimum payments, by year and in the aggregate, under the capital lease with initial or remaining terms in excess of one year consisted of the following:

		Capital Leases
2018	$	5,475
2019		5,475
2020		5,475
2021		5,475
2022		5,475
Total minimum lease payments		27,375
Amount representing interest		-
Present value of future minimum lease payments		27,375
Less – Current maturities		(5,475)
Long-term obligations under capital lease	$	21,900

DIVINIA WATER, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

7. INCOME TAXES

The income tax provision consisted of deferred income taxes of $130,520 and $75,050 for the years ended December 31, 2017 and 2016, respectively. The provision for income taxes differs from the amount of income tax determined by applying the applicable federal statutory income tax rate to pretax income due to State of Idaho Investment Tax Credit (Idaho ITC) carryforward as well as federal and state of Idaho net operating loss carryforwards.

Principal items comprising net deferred income tax assets (liabilities) as of year-end are as follows:

December 31, 2017 and 2016		2017		2016
Deferred tax assets:				
Idaho ITC	$	13,120	$	7,730
Federal NOL carryforward		196,050		86,510
State NOL carryforward		69,090		30,480
Total deferred tax assets		278,260		124,720
Deferred tax valuation allowance		(41,730)		(18,710)
Net deferred tax assets	$	236,530	$	106,010

The total deferred tax assets are presented on the balance sheet as a long-term asset. Of the federal and state tax net operating loss, $178,479 expires in 20 years, $86,665 expires in 19 years, and $30,325 expires in 18 years.

The Company is subject to taxation in the United States and various state jurisdictions. The tax periods that remain open to examination by the federal and state jurisdictions as of December 31, 2017 covers three fiscal years from the date of filing.

8. PATENT

The Company uses patented technology. The patent is held by Remy and Steve Sedlmayr, the majority shareholder of the Company. Divinia Water, Inc. has exclusive right to utilize the patent.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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DIVINIA Water is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.



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Investors

$106,998.00+
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DIVINIA

DIVINIA Water

Unique & Sustainable Bottled Water

Small OPO · Idaho Falls, ID
Food & Beverage
Accepting International Investment

Invest Now

$201.00 minimum investment

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DIVINIA
DIVINIA



DIVINIA Is *The* Water for the 21st Century

Invest In DIVINIA

Water is the most precious resource on the planet, yet water everywhere is contaminated. Originating from polluted sources, bottled water is transported across oceans and continents in potentially toxic plastic containers to consumers, while simultaneously contributing to the global crisis of pollution and carbon emissions. Recently, the World Health Organization released a study revealing 98% of all bottled waters contain microplastics.

As a market expected to hit $200 billion globally by 2020, things need to change.

Introducing DIVINIA, *the* breakthrough in bottled water.

We've exploited our niche by anticipating modern consumer concerns and demands for clean, functional, *healthy* water. DIVINIA is uniquely positioned in the market because of our mission: bottling water that's *actually* good for consumers *and* better for the world.

Developed for sustainability by a scientist, DIVINIA Water comes from a multi-stage purification system, perfected by our proprietary and trade secret technology. As a result, our process delicately removes the effects of man, leaving only pH balanced, pure, cellular water that allows it to be easily recognized and absorbed by the human body. (Unlike other polluted water today.) DIVINIA is water renatured.

Our unique, eco-conscious approach brings water back to its original, unadulterated form. The steps we take recreate the natural formation of water far beneath the earth's surface, where hydrogen and oxygen from heat and rock combine to make clean, pure H_2O. It's what we believe







DIVINIA's current 12,000 sq ft. facility (Idaho Falls, ID)

people are supposed to drink.

When you invest in DIVINIA you're investing in the expansion of a living, breathing, growing company... not just an idea.

Our multi-stage purification system and proprietary trade secret technology are designed to fit into shipping containers for easy implementation into facilities around the world - giving people access to reliable, fresh, and bottled water made within 300 miles of their homes, reducing our carbon footprint and providing jobs to regional communities.

DIVINIA Water is free from contaminants at approximately 0 ppm, an unprecedented level of purity that, as far as we know, no one else can match. We believe DIVINIA Water does more than hydrate. It's also functional for the human body.

According to lab tests from UC Davis, DIVINIA Water is Deuterium Depleted Water* (DDW). Independent studies about DDW confirm the range of health benefits, including: anti-cancerous properties, anti-aging properties, better sleep, and reduced depression.

After years of observations and anecdotal statements from loyal customers, we postulate that DIVINIA Water may have many health benefits. Because of these reasons, we have elected to undergo clinical trials conducted by National University of Natural Medicine to better quantify the functional affects of DIVINIA on kidney and liver function.

* Deuterium-depleted water (DDW), also known more ambiguously as light water, is water which has a lower concentration of deuterium than occurs naturally. Deuterium is a heavier isotope of hydrogen which has, in addition to its one proton, a neutron that roughly doubles the mass of the hydrogen atom.



May 2017 - DIVINIA Water moved into a larger building with 9 employees and focused on achieving breakeven sales





July 2018 - DIVINIA Water has 11 employees, achieved breakeven in sales (since April), and anticipates expansion to another building by 2020

Together, Let's Make a Change For Good

Water for Clean Living in a Polluted World

The Offering

Investment

Investment $1.50/share of Common Stock | $201.00 Minimum. When you invest, you are betting DIVINIA's future value will exceed $17.3M.

Perks*

$402+ DIVINIA Water t-shirt
$1,005+ Free case of DIVINIA (24 pack)
$2,010+ 2 free cases of DIVINIA (24 pack)
$10,050+ 10 free cases of DIVINIA (24 pack)
$50,250+ 50 free cases of DIVINIA (24 pack)

**All perks occur after the offering is completed.*

Proceeds from this fundraise go directly to the expansion of DIVINIA Water

*For details on the bonus, please see the **Offering Summary** below.*

---

*DIVINIA Is **Pure** Hydration*

DIVINIA Is Unparalleled

Clean + Eco-Conscious + Functional

DIVINIA is lab tested and clinically studied by Nobel Laureates, renowned scientists, and doctors from six American universities.

DIVINIA is:

- Neutral pH
- Made in Idaho (until our anticipated expansion nationwide, including Hawaii) with sustainable hydroelectric power
- Made with 100% recyclable materials
- BPA, BPS, PTFE, and POA free
- Free from arsenic, Chromium-6, Chlorine, formaldehyde, Fluoride, Lead, MTBE, and trace pharmaceuticals and pesticides.
- Clinically studied at the Natural University of Natural Medicine in Oregon and Amity University in India

Clean



Eco-Conscious


DIVINIA

Functional







DIVINIA is free from contaminants at approximately 0 ppm, an unprecedented level of purity matched, as far as we know, by no other. Our proprietary trade secret process recreates the natural formation of water far beneath the earth's surface, where hydrogen and oxygen from heat and rock combine to make clean, pure H2O.

We use **sustainable hydroelectric power to produce clean water, bottled in recyclable glass free of BPAs and BPS.** Our goal is to install plants across the nation, thereby reducing our carbon footprint in transportation.

Our water has a positive effect on your body. According to a 2017 study conducted by Amity Institute of Biotechnology, participants who drank a DIVINIA-based beverage had a "...significant increase (1141.59 0.22 mmol/L) in serum and osmolality (288.56 0.61 moll/kgH2O) and salivary flow rate from 0.56 0.05g/min to 0.66 0.04g/min and lower urine volume (1766.45 80.80 ml) in formulated isotonic beverage compared to the isotonic beverage prepared using deionized water."



Metal caps

Recyclable glass bottles, made of recycled glass

16 oz (473 mL) per bottle

Drink at home or on the go

Offering Conscientious Consumers A Sustainable Alternative

We're _advancing_ water purification technology that's energy efficient and eco-friendly, without sacrificing an exceptional drinking experience. Additionally, we're community driven. By establishing plants across the nation, we'll be able to keep resources local, increase local employment, and reduce carbon emissions.

Furthermore, we contribute to empirical, scientific research of water to educate people on the benefits of hydration while protecting our natural resources for future generations.

The Benefits of DIVINIA Are Clear

Backed by Research from Seven Universities

DIVINIA is the subject of research by the National University of Natural Medicine, through a clinical trial studying and identifying its potential benefits for individuals with faulty liver and kidney function. We're eagerly anticipating the preliminary results of that study, which will be announced in the near future. **DIVINIA**, studied at six American universities, has test results highlighting the unique characteristics of **DIVINIA**. Statements made by individuals with problematic diseases signify that consumers believe in beneficial results from consistently drinking **DIVINIA**.

Penn State University

Dr. Rustum Roy
Pioneering Material Scientist

In a test of 1,000's of waters, **DIVINIA is the only water to have a true energy change** that stays with the water.

"With appropriate development, these properties have, we believe, considerable potential for being exploited in a wide range of applications"

University of Washington

Dr. Gerald Pollack
Leading Researcher on Water

As one of the world's leading expert on intracellular water called "EZ water," Dr Pollack **confirmed the energetic properties** of Divinia.

Dr. Pollack has been offered a role as scientific advisor for DIVINIA Water.





A 2017 study conducted by Amity Institute of Biotechnology in India concluded that DIVINIA, in conjunction with a holistic and healthy diet, is effective at hydrating.

"Consumption of sugar-sweetened, artificially sweetened beverages with different synthetic chemical additives are likely to contribute to an increased risk of dehydration, type-2 diabetes, cancer, heart diseases, asthma, COPD (Chronic Obstructive Pulmonary Disease) and obesity... These negative health effects have received considerable attention to our present research to formulate isosmotic cellular health diet by using exclusion zone (EZ) water (DIVINIA) in the form of isotonic fruit based beverage with natural ingredients with significant amounts of bioactive compounds and new natural preservative in order to make organoleptically acceptable self-stable product to improve health with hydration and well-being....

Based on the results, it is concluded that it is a novel rehydration beverage as it had the same osmolality as serum which is useful for the restoration of normal body fluid volumes to maintain intracellular and extracellular body fluids distribution."

Dr. J. Shankaraswam and Sarika Saxen
Amity University Uttar Pradesh

Voluntary Consumer Statements

"My wife just received her order of Divinia water for the first time. This is by far the best tasting water. Thank you for all that you do... We look forward to placing many orders for the health and well being of our family!"

John Smith
Facebook Review

"The taste alone is worth buying and the fact that it helps your digestion and health is additional benefit. Seriously the best tasting water ever."

Darcie Snyder
Amazon Review

"Best water in the market."

Nicholas Priest
Amazon Review



The Bottled Water Market Is Thriving...

Bottled Water Sales in the US **Exceeded $24B***

From 2014 to 2017, the global bottled water **market grew over $200B** following **9% yearly growth**

Americans drink **58 gallons of water, on average, versus 44 gallons of soda** per year.

For the second year in a row, more Americans will drink more water than All types of soda combined













The Atlantic

The Business Research Company

Market Watch

**Bloomberg*

Sales of the leading bottled water still brands in the United States in 2017 (in million U.S. dollars)
3000
2250
1500
750
0
Private Label
Dasani
Aquafina
Nestlé Pure Life
Glaceau Smart Water
Poland Spring
Glaceau vitaminwater
Fiji
Deer Park
Ozarka
Sources
IRI; Beverage Industry Magazine
Copyright Statista 2018
Additional Information
United States; IRI; 52 weeks ending August 13, 2018

DIVINIA Water falls within the "Private Label" category, as shown in the graph above.

...And Word About DIVINIA Has Begun To Spread

As Seen In New York Magazine

New York
Netflix Is Watching You, Too
Big City summer
AS SEEN IN
Placed with H2O Media, Inc

2016 Berkeley Springs International Water Tasting Silver Medalist

Berkeley Springs
International Water Tasting

Official Fin Fun Pool Party Sponsor

Fin Fun

On Local Grocery Store Shelves

Sold On AMAZON







SUMMITS
NATURAL
SPARKLING
DIVINIA
ICELANDIC
FIJI
$1.99
$2.79
$1.69
LOCAL

amazon.com

Five Star Rating on Amazon

As of July 16, 2018

DIVINIA: Momentum Forward

C-Corp Established in 2015

Past - Build Phase

DIVINIA was officially incorporated as a C-Corp. in October, 2015. The incorporation was a natural progression for the company following 10 years of careful research and development of the purification system that gives DIVINIA Water it's competitive edge.

In 2016, the company moved from a boutique, garage-based business into a 3,200 square-foot facility. **Sales reached $100,000 after the first year.**

Present - Growth Phase

As of May 2017, DIVINIA operates out of a 12,000 square-foot plant located in the heart of Idaho Falls, ID. Through the efforts of DIVINIA's engineering team, **the company is now at breakeven revenues following a 250%+ growth rate since January of 2018.** They are in the process of installing a vapor compression distiller that increases the amount of water to be processed by a factor of 10 fold. The company is planning to produce over 1,200 bottles per day with the completion of six additional water processors added to our existing line after the successful completion of a maximum crowdfunding raise of $1,069,999.50 DIVINIA anticipates the increased production to yield an increase in their potential profit.

Future - Expansion Phase

Whether or not the corporation is successful in its future funding raising efforts of an additional $900,000, it is planning for further future expansion. This would entail building more processors and installation of the bottling line to bottle over 6400 bottles per day. However, the additional $900,000 crowdfunding raise will allow it to move faster and potentially enter into more markets quicker. With the increased output up to 6400 bottles per day, projections estimate that the sales income could exceed $3.025 million, with freight costs of $1.525 million, packaging costs of $267,533, overhead costs of $542,795, cost of goods sold of $557,440, netting a potential net profit of $832,000 yearly. These numbers are estimates and do not take into consideration discounts for scaling. This would also allow the corporation to drop the price of their product by approximately 20%. The above numbers are estimates based on historical costs for the company and may or may not be attainable, and do not take into account a scaling factor.

A Family Owned Corporation

Join the Movement for Healthy, Sustainable Bottled Water





Natural. What does that mean to you?

To some, the word might define a lifestyle - to eat food from the garden and live without chemicals. To others, "natural" might mean familiar or known - to live and act in a way that is innate to our humanness.
At DIVINIA, "natural" is everything to us. It's in our DNA, our thoughts, our outlook, and what we do.

Caring about what we eat and drink, only to discover all water is contaminated, our four family members naturally joined together to create a company dedicated to clean living through water.

We are committed to making water at its most **pure** state - without man's imprint of pharmaceuticals, hormones, chemicals, and toxins. What you're left with is natural h2o, close to what our ancestors drank thousands of years ago.

We believe that water, water with quality you trust, means a healthier and happier life. Because we believe water is natural to who we are as people... as humans.

But what's our ambition? Our mission? We want for our customers exactly what we want for our own family and friends: **a better life with good water, free of pain.**

"Through our growth, we are perfecting and completing our commercial purifiers, so that we will be able to produce the same quality of water at a much more efficient rate - about 96 gallons a day per unit. With our R&D, we will be able to generate many units, all working together to build an eco-friendly bottled water facility that meets larger demand."

Kiersten Sedlmayr Landers

DIVINIA COO

DIVINIA strives to lead in pioneering purification technology, contribute scientific research, and make clean water ubiquitous to all people in order to become the Earth's "default" water. To accomplish this goal, DIVINIA maintains a five-pillar mission:

1. Continually practice sustainable operations that are good for people and the environment.
2. Produce a profit and increase value for shareholders, so that consumers have a safe and healthy default for bottled water.
3. Pioneer the advancement of water purification technology that is energy efficient and eco-friendly, while offering an exceptional drinking experience.
4. Be community driven by establishing plants in various regions to keep resources local, add employment, and reduce carbon emissions.
5. Contribute to the overall understanding and scientific research of water for the benefit of generations to come.

DIVINIA Becomes Officially Incorporated

Our family company begins to grow.

October 2015

February 2016

DIVINIA Moves into First Bottling Facility/Warehouse

We begin production.

February 2016

April 2017

DIVINIA Water Clinical Trial

Results are shared at the Conference on the Physics, Chemistry and Biology of Water in Bulgaria.

November 2017

March 2018

DIVINIA Starts to Break Even in Monthly Sales

With a solid foundation and amazing product, we begin to build market traction.

April 2018

July 2018

nunm NATIONAL UNIVERSITY OF Natural Medicine

Preliminary Results of NUNM Study Released

An unprecedented study begins to show results. (ANTICIPATED)

February 2019

August 2020



DIVINIA Wins Silver at the Berkeley Springs International Water Tasting

The "Oscars" of water tasting.



DIVINIA Outgrows First Facility

We move into 12,000 square foot warehouse.



National University of Natural Medicine

National University of Natural Medicine

DIVINIA signs agreement to conduct a large clinical study of DIVINIA.



Divinia Launches Campaign On StartEngine!

Now, YOU can be a part of our company!



DIVINIA Expands

First satellite plant opens. (ANTICIPATED)

In the Press

BEVNET   CISION   perfumer &flavorist

SHOW MORE

Meet Our Team



Steven Sedlmayr

President, CEO & Director

In the early 1980's, Sedlmayr founded Advanced Displays Technology, Inc., where he pioneered the first million pixel display and patented one of the first digital laser projectors in existence, which was the basis to his second display company in the early 90's. He went through SEC registration and took the ADTI public on NASDEQ. Upon the lucrative exit of the company, Sedlmayr pursued water filtration technology by inventing a revolutionary purification process. This same process is the foundation to Divinia Water and is what gives us our competitive advantage, changing the way people perceive bottled water. Foreseeing future market trends and consumer demands, Sedlmayr has taken Divinia from strength to strength in its evolution from small family business to industry interrupter. Sedlmayr

founded the company in 2014 and incorporated Divinia in October 2015; he has dedicated all of his full time and effort to Divinia since early 2014. He serves as the company's President and CEO since inception of the company, October 2015.



Ray Steitz

Advisor

Ray Steitz brings over 25 years of beverage sales experience as ex- Vice President of Sales and Marketing Operations with Anheuser Busch. Ray is a



Crosby Sedlmayr

COO & Director

Crosby has worked alongside Steven since the inception of Divinia, becoming COO and co-founder in October 2015. From 2005 - 2008, Crosby attended



Remy Sedlmayr

Treasurer

Remy has over 20 years of office management and bookkeeping and helped Steven take their company public in the 80's. She is instrumental in the



Kiersten Landers

Secretary

Kiersten has worked with the company since its early days and carved a role for herself as co- founder and secretary in October 2015. In July 2015, before joining

senior executive with extensive experience with a Fortune 150 Corporation. He has demonstrated ability to maximize sales force organizational design for business growth, cost reduction and service excellence. Experience Ray brings includes direct supervision of channel (wholesale and retail) sales forces, marketing programming, training, sales systems development, incentive development, succession planning, and contract compliance; extensive experience in all aspects of sales force and sales operations management.

Northern Arizona University where he sought a degree in mechanical engineering. From April 2012 to September 2015, Crosby was hired as a call center manager at wellness vitamin company, Melaleuca, where he supervised 25+ employees. Instrumental in the development and research of Divinia Water technology, Sedlmayr maintains the day-to-day operations/functions of the company while driving the company forward in advanced scientific development and research and works only full time at Divinia.

maintenance of important documents and financial records. Remy works closely with our CPAs to make sure that Divinia is compliant in the realm of taxes, payroll, banking, etc. and is the liaison between Steven and Kiersten, helping to provide important legal documentation to the IRS, SEC, and other governmental agencies. Remy has been with Divinia full time since 2014 and became Treasurer in October 2015, when the company was officially incorporated.

Divinia, Kiersten was appointed regional sales manager for BTH Hospitality Group, where she lead sales efforts and assisted in the opening of a new Hilton hotel. She left in September 2015 to augment sales efforts at Divinia Water. She attended Loyola Marymount University and has a degree in Business Administration - Entrepreneurship. Kiersten works full time with the CEO in harnessing legal matters, marketing, customer service, compiling important documents, and assisting with investor relations.



Ron Mezzetta
Director

In 2017, Ron joined Divinia's board bringing with him a wealth of experience and knowledge in food manufacturing and marketing. Mr. Mezzetta was previously President and General Manager of Mezzetta Foods, a company that creates sauces and condiments as a national brand. In 2004, Ron retired from Mezzetta Foods, appointing his son, Jeff, as President. Ron is President of MacArthur Court Properties and Mezzetta Court Ventures, both commercial real estate companies.



Michael Breen
Director

Before joining Divinia's board in 2017, Mickey became CEO of Convergent Mobile in 2013 and has continued to drive success by raising equity, building strong relationships, evolving products and establishing 25%+ year over year growth for the last four years. Previously, he lead expansive growth for over 18 years in the finance industry working for companies that include JPMorgan Chase, Cornerstone Mortgage Capital and First Security.



Dr. Sheldon Lu
Director

Sheldon has been a board member of Divinia since the company officially incorporated in 2015. Dr. Sheldon Lu, DMD, is a board certified periodontist.. After graduating in 2007 from University of Pittsburgh, School of Dental Medicine, Sheldon became a commissioned dental officer serving in the US Army Dental Corp. In 2012 Sheldon successfully completed his training in the specialty of periodontics from the US Army Advanced Education in Periodontics and received his specialist certificate, as well as a Master of Science degree in Oral Biology from Georgia Regent University. Since December 2015, Dr. Lu owns and operates his own practice in California.

Offering Summary

Maximum 713,333 shares* of Common Stock ($1,069,999.50)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 6,666 shares of Common Stock ($9,999)

Company	DIVINIA Water, Inc.
Corporate Address	149 Chestnut St. Idaho Falls, ID 83402
Description of Business	Divinia Water is essential hydration without ingredients or additives. Divinia is free from toxic pollutants and chemicals, making it the healthiest option for consumers. Bottled in recyclable glass bottles with clean lines and timeless packaging, Divinia is easily recognized as an exceptionally unique product.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1.50
Minimum Investment Amount (per investor)	$201.00

<u>Perks</u>*

$402+ DIVINIA Water t-shirt

$1,005+ Free case of DIVINIA (24 pack)

$2,010+ 2 free cases of DIVINIA (24 pack)

$10,050+ 10 free cases of DIVINIA (24 pack)

$50,250+ 50 free cases of DIVINIA (24 pack)

**All perks occur after the offering is completed*

The 10% Bonus for StartEngine Shareholders

DIVINIA Water, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 200 shares of Common Stock at $1.50 / share, you will receive 20 bonus shares of Common Stock, meaning you'll own 220 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment";

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

DIVINIA Invited to "Trailmix" Event, Part of Boise Startup Week!

7 days ago

Trailmix is an exciting new event created to showcase new and innovative food product companies from around the Northwest. This event will create awareness for the food entrepreneurs and startups competing and give them networking opportunities with, industry leaders, investors and other companies. Trailmix is presented by Albertsons at Trailhead, in partnership with the Food Track of Boise Startup Week.

After reviewing numerous submissions, the Trailmix committee selected **DIVINIA** as one of 18 showcase companies to present their products to Albertson's executives & the general public during an open expo. This opportunity gives **DIVINIA** the chance to share our new and pioneering water with executives, distributors, and consumers in and around the Boise area.

We are excited for this opportunity and look forward to October 18th!

DIVINIA's Campaign Extension

9 days ago

We have amended our campaign with a 60 day extension, with the SEC. This means that DIVINIA is moving towards a $1,070,000 raise; although this raise currently shows $107k, the $1MM+ progress will be updated once an independent review of accounts is submitted to the SEC.

Due to the extension, perks will follow the completion of this raise. Perks cannot be deployed until after the raise in order for fair treatment of each and every investor that participates at any point of the raise.

The entire DIVINIA Water team appreciates your support. Because of you, we have been able to purchase new equipment that will allow us to label, fill, and ship faster to meet rising demands! You have directly influenced the ongoing growth and expansion of this company, as we strive to contradict the status quo of our industry... giving people the choice in clean, functional, eco-friendly bottled water.

Notice of Material Change in Offering

9 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the DIVINIA Water offering. Here's an excerpt describing the specifics of the change:

DIVINIA Water is extending their campaign by 60 days.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Installation of 800 Gallon Distiller

13 days ago

Installing the 800 gallon distiller into the pre-filtration room! This can help increase throughput by approximately 10x.
The installation will be completed over the weekend.


STOP
RESTRICTED AREA
TOYOTA

A Thank You from DIVINIA's CEO

13 days ago

Thank you all for a successful campaign, as we have reached our first goal of $107,000! In fact, we are oversubscribed, so we can now continue this campaign up to the $1,070,000 raise. We are going to do so in the next few days.

We have an interest in continuing the campaign from other investors, and this will allow us to further update and get aggressive in our marketing. We have some more paperwork to do and furnish a reviewed statement from an independent accountant, which we have already started. You can still invest in this campaign, but the amount will not be updated until we have furnished the financial review in the next couple of weeks. They will escrow any further funds until the paperwork is finished above and beyond the $107,000, but that should not stop you from investing, as you are not charged until a disbursement.

As another note, Ray Steitz, the previous VP of Marketing for Anheuser Busch, a major heavyweight in the beverage industry, and with his own consulting firm for the beverage industry, is going to be at the Divinia Water headquarters for a couple of weeks working with management to develop a detailed roadmap and business plan for the company. He was instrumental in writing the business plan for Anheuser Busch Corporation and increasing their market penetration and sales over the years, and now brings that expertise exclusively to Divinia Water for the bottled water industry.

Again, thank you for your belief in our company. We are humbled by the overwhelming support.

Our mission, to give people good, clean, functional water, is substantiated by your continued endorsement of our work. We strive for excellence in our market - and we will continue to give our customers a superior product.

With best regards,
Steven Sedlmayr
CEO, DIVINIA Water

Notice of Funds Disbursement

20 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, DIVINIA Water has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in DIVINIA Water be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

New Equipment Install

21 days ago

Installation of our transformer for our 800 gallon distillation for pre-filtration at **DIVINIA!**





DIVINIA In the News!

22 days ago

DIVINIA was recently included in an article on the blog site **Crowdability** titled, "Disrupted: $1.5 Trillion Market Up for Grabs." The company was

mentioned in a section about companies raising capital.

Please note: Crowdability has no relationship with any of the companies or platforms we write about. Crowdability is an independent provider of education, information and research on start-ups and alternative investments.

Disrupted: $1.5 Trillion Market Up for Grabs

By Matthew Milner, on Wednesday, September 12, 2018

The $1.5 trillion market for alcohol is generally considered to be recession proof.

When things are good, people celebrate with a cocktail...

And when things are bad, they drink away their sorrows.

But now a major new trend is taking hold — and it's putting the booze industry in jeopardy.

The thing is, instead of standing by helplessly, the world's largest liquor companies have started fighting back...

And in doing so, they could quickly hand investors like you profits of 958% or more.

Water Fight!

According to IWSR, the leading provider of data about alcoholic beverages, U.S. alcohol consumption in 2017 dropped for a third consecutive year.

The reason for this decline is simple:

Because of surging interest in Health & Wellness, consumers seeking to quench their thirst have moved to healthier alternatives.

For example, sales of carbonated water maker LaCroix have more than doubled since 2013, to nearly $300 million. That explains why shares of LaCroix's parent company, National Beverage (Nasdaq: FIZZ), have skyrocketed 958% recently, from $12 to $115.

To take advantage of this trend, Pepsi launched a LaCroix competitor called Bubly, and Coca-Cola launched a carbonated version of its Smartwater brand. (In fact, in July, Coke CEO James Quincy told CNBC that consumers' sustained interest in "healthy, natural and clean beverages" is creating a boom in sparkling water sales.)

This is a major shift in consumer behavior...

The kind of shift that — if you know where to invest — could lead you to a tall glass of profits.

Miracle Market: Turning Wine into Water

You see, as I mentioned earlier, the world's largest alcohol brands are starting to fight back.

To maintain their control of the beverage industry, they're embarking on a huge wave of investment and Mergers & Acquisitions (M&A).

In fact, a special report released last week by research company CB Insights revealed the following:

- AB InBev, the largest brewer in the world (it produces 500 beers including Budweiser, Corona, Stella, and Becks) recently acquired **seven** non-alcoholic beverage startups. This includes Brazilian juice maker Do Ben, energy-drink maker Hiball, and plant-based beverage company Canvas.
- Diageo, the $23 billion spirits house (it owns everything from Johnnie Walker Scotch to Ketel One vodka) recently invested in *several* new non-alcoholic companies, including an alcohol-free gin called Seedlip.
- And now, in order to capture some of the profits of all this activity, professional venture capitalists have started placing bets in this sector, too. In fact, according to research platform Pitchbook, so far this year, VCs have invested a total of $152 million into **twenty-six** non-alcoholic beverage startups.

Deals include Spindrift, a maker of sparkling beverages with a splash of juice; Harmless Harvest, which makes coconut water and probiotic drinks; and Rethink Brands, which makes boxed flavored water.
The thing is, you too could position yourself for profits in this fast-growing sector...

You just need to start investing in some of these deals.

The Next LaCroix?

Ready to jump into in?

Here are a few startups currently raising capital from investors like you.

Divinia Water — This is pH balanced, pure, "cellular" water. Lab tested and clinically studied by Nobel Laureates, scientists, and doctors from six universities including UC Davis and Penn State, Divinia is "Deuterium Depleted Water" (DDW). DDW is said to offer health benefits including anti-cancer and anti-aging properties, better sleep, and reduced depression.

Modern Alkeme — This is a "ready-to-drink" beverage incorporating Eastern medicine. It includes 13 "detoxers" like Wakame (a nutrient-rich seaweed that protects against toxins); Milk Thistle (an herb that regenerates liver cells); and Reishi Mushroom (a fungus that can stimulate your immune system).

Enclave Beverage Group (EnBev) — EnBev is creating what it calls a "total beverage company," with a portfolio of different drinks. Its first product EYE-V is targeting one of the few growing markets for alcohol: music festivals. It's also introducing a "premium" water brand for consumers who are looking to "differentiate themselves from the masses."

Good Place To Start

To be clear, I'm not recommending that you run out and invest in these startups.

These are risky early-stage ventures that require substantial investment research.

But if you're intrigued about exploring this fast-growing sector, these three companies are a good place to start your research.

Happy investing.

Please note: Crowdability has no relationship with any of the companies or platforms we write about. Crowdability is an independent provider of education, information and research on start-ups and alternative investments.

Best Regards,

Matthew Milner

Matthew Milner

Matthew Milner
Founder
Crowdability.com

Update: Biggest Month Yet!

about 1 month ago

As accounts settle we have accounted for August sales, and DIVINIA broke $60,000 which is a 150% increase from sales in August 2017!

Today, a transformer is being installed in our bottling facility so that we can increase our pre-filtration process by 10x capacity; following this, we are immediately adding 3 - 5 more proprietary DIVINIA purifiers to augment throughput to help us keep up with demand.

Pictures will be posted soon!

Biggest Month Yet!

about 1 month ago

August 2018 is shaping up to be DIVINIA's biggest month in company history, as we inch closer to breaking $55,000 in sales! We are excited to see what the rest of 2018 will bring as we forge new relationships with distributors, gain real estate on store shelves, and continue adding proprietary processors to the bottling line.

We will be updating you with more this week, giving you a glimpse of operations today and where we plan to go in the immediate future.

The entire DIVINIA Water family is humbled by your support and appreciate your belief in our mission!

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, DIVINIA Water has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in DIVINIA Water be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

A Statement on Health and Divinia

about 2 months ago



DIVINIA + BMW

2 months ago

DIVINIA is now working with BMW!

As a part of a BMW corporate initiative to support new/emerging businesses, Ron Sayer BMW in Idaho Falls is now making DIVINIA Water a part of their comprehensive concierge service; the dealership will now be giving new car buyers bottles of DIVINIA with each car delivery.

We are excited to partner with a company known for its attention to detail and commitment to quality, and look forward to exposure to various markets (Jackson, Wyoming; Sun Valley, Idaho; Northern Utah) within the dealership's region/reach.

Press Release August 7, 2018

2 months ago

DIVINIA WATER, INC.

149 Chestnut St.

Idaho Falls, ID

Jeff Landers

jlanders@diviniawater.com

Office: 208-881-0296

Cell: 208-317-7674

IDAHO-BASED DIVINIA WATER INC. BEGINS CROWDFUNDING IPO

Idaho Falls, IDAHO -- A bottled water brand from Bonneville County opened an IPO this summer, allowing consumers to buy into the company that grew out of a garage and into a 12-thousand square foot facility.

Divinia Water Inc. began its crowdfunding campaign through the website Start Engine, announced CEO Steven Sedlmayr.

Divinia Water offers an entirely new product to the market, predicting increased demand for its product.

"The water's bonds change after going through our proprietary process, similar to how carbon can be changed from coal to diamond with a little pressure over a few million years," Sedlmayr said. "We've come to know it as both Exclusion Zone Water and Fourth Phase Water. It also has a lower level of deuterium, so it's Deuterium Depleted Water (DDW)."

Sedlmayr is joined by wife, Remy, and adult children Kiersten and Crosby as the family that built Divinia Water from the ground up.

"The water's properties give it functionality," said Kiersten Sedlmayr Landers, Co-COO. "We believe it can hydrate our cells better than other water."

Steven Sedlmayr said consumers have taken notice of Divinia's clean water, produced free of contamination at 0 parts-per-million.

"Federal standards only require tests for about 40 different contaminants as health hazards," said Steven Sedlmayr. "There are approximately 80,000 contaminants out there in drinking water, including radioactive waste, Arsenic and nanoplastic particles. Consumers are looking for clean water they can trust because the quality of the water in their homes just isn't there."

"We also want to have the smallest environmental impact," said Crosby Sedlmayr, Co-COO. "We use 100-percent of the water that goes into our processors, so there's no waste. We bottle in recyclable glass bottles, so there's no plastic ending up in the oceans or landfills. Plus some companies ship their products across the globe, adding to the problem of carbon emissions. We aim to put a plant in every corner of the United States and eventually the world, so people can have the purest drinking water from their local sources."

Divinia's founders opened up their mission for people to join the clean-water movement.

"We have this great technology," said Steven Sedlmayr. "We want to share it with everybody, and this is a great first step for our company."

The company's sales are up over 250-percent from this time in 2017, and Divinia experienced record sales in May 2018. The company expects revenues to top $500,000 by the end of 2018. With continued growth, Divinia plans to build satellite plants in major U.S. metro markets by 2025.

--h20--

NOTE: Due to SEC Rule and Regulations, terms of the IPO cannot be included in any story printed, broadcast, or submitted electronically. Adding terms to any story could result in legal action by Divinia Water Inc. against any writer, editor, publisher, or broadcaster responsible for including terms in the story.

About DIVINIA Water:

DIVINIA Water is a bottled water brand focused on offering uniquely pure, clean, functional, eco-friendly and hydrating water. Purified through our proprietary purifiers, DIVINIA Water is so distinct that the water itself is patent pending. There are no other substances added to DIVINIA water, with all solids removed; DIVINIA's extraordinary functionality comes from its exclusive process. Bottled in glass bottles for easy recycling, DIVINIA is headquartered in Idaho Falls, Idaho, and is currently offered in seven retail locations in conjunction with our online store. Recently, DIVINIA began exclusive distribution to Hawaii with plans for aggressive expansion his year. www.diviniawater.com.



Notice of Material Change in Offering

2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the DIVINIA Water offering. Here's an excerpt describing the specifics of the change:

DIVINIA Water has updated the Perks of their offering.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Comments (33 total)

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Anita Merrihew DIVINIA Water - Potential Investor a day ago
CONGRATULATIONS on passing your goal and I am SUPER excited to be a new investor with DIVINIA Water! Please let me know how I can assist with growing our new company! I am located in San Francisco and email me at anita.merrihew.gd0v@statefarm.com!

Henry Starr DIVINIA Water - Potential Investor 7 days ago
I invested in DIVINIA on Saturday before the extension, When will I know the status on my investment. Henry

> **Steven Sedlmayr** DIVINIA Water - Issuer 4 days ago
> Hi Henry! Thank you for investing; we appreciate your support!
>
> Please email StartEngine for questions regarding the status of your investment. They will reach you as soon as possible. Email is contact@startengine.com

Xavier Wilkins DIVINIA Water - Potential Investor 10 days ago
We you all be doing another crowdfunding round

Steven Sedlmayr DIVINIA Water - Issuer 11 days ago
Xavier,
We are working on trying to enter the wholesale business for grocery stores. In our future plans we are planning to implement water "factories" in most, if not all, major cities like Chicago. That way we stay competitive and green for the local residents. It allows the product to be more fresh and not deplete the water resources for a particular area like some of our competitors do. We will also use local labor and employ local residents. This will keep prices lower and also not use as much fuel for shipping, helping the planet. Who knows, in the future we might be able to run our processors off of solar energy and use electric delivery vans. We are all about the people and saving the planet for our children and grandchildren for everyone. That is one of the reasons we use glass bottles for our water and not plastic. We use glass because it does not contaminate the water and the earth like plastic does. Thank you for asking.

Steven Sedlmayr DIVINIA Water - Issuer 11 days ago
Pablo
We cannot comment on what future value might turn out to be because of SEC regulations. Thank you for asking.

Xavier Wilkins DIVINIA Water - Potential Investor 11 days ago
We you be selling in stores in chicago

Pablo Rafael Gutierrez Sejas DIVINIA Water - Potential Investor 13 days ago
If I invest 500 $ in 3 years, how much would I be earning?

Pablo Rafael Gutierrez Sejas DIVINIA Water - Potential Investor 13 days ago
Si invierto 500$ en 3 años cuánto estaría ganando?
If I invest 500 $ in 3 years, how much would I be earning?

Garrett Moise DIVINIA Water - Potential Investor 14 days ago
I am SO glad that I invested in this great company. Can't wait to taste this water. Congratulations on exceeded rising the maximum raised.

Steven Sedlmayr DIVINIA Water - Issuer 14 days ago

Thank you all for a successful campaign, as we have reached our first goal of $107,000. In fact, we are oversubscribed, so we can now continue this campaign up until $1,070,000. We are going to do so in the next few days. We have an interest in continuing the campaign from other investors, and this will allow us to further update and get aggressive in our marketing. We have some more paperwork to do and furnish a reviewed statement from an independent accountant, which we have already started. You can still invest in this campaign, but the amount will not be updated until we have furnished the financial review in the next couple of weeks. They will escrow any further funds until the paperwork is finished above and beyond the $107,000, but that should not stop you from investing, as you are not charged until a disbursement.

As another note, Ray Steitz, the previous VP of Marketing for Anheuser Busch, a major heavyweight in the beverage industry, and with his own consulting firm for the beverage industry, is planning to be at the Divinia Water headquarters for a couple of weeks working with management and flushing out the roadmap and business plan for the company. He was instrumental in the business plan for Anheuser Busch Corporation and their increased market penetration and sales over the years, and now brings that expertise exclusively to Divinia Water for the bottled water industry.

Steven Sedlmayr DIVINIA Water - Issuer 15 days ago

I am sorry for some typos, as my autocorrect changes things just before I post. In the mention to John, I meant to say the physicians' motto is "to do no harm", which is also ours. Our water does not contain anything that can harm, and of course, it does help with health. Anything else in water has the potential to harm, is our belief. Next, to Martin, We ARE building more processors to increase the sales of the distributors, and thus ours. I accidentally put in NOT, or the spell checker did. We have 4 more at this time that are in various stages of being built and brought online, we hope shortly. This should increase our capacity by another 40% in the very near future, that is within months. We are shooting for a much larger increase than this in the next year.
Thank you

Steven Sedlmayr DIVINIA Water - Issuer 15 days ago

To John: We are not planning on it specifically at this time as we sell everything we can produce. And a recent article indicated that sales of this type of water and juices in plastic bottles are declining in the UK and Europe, we are ahead of the curve for now. That is not to say we will not look at any market, but it must align with our philosophy of drinking the best water available on the face of the earth, and doing no any harm. Which, by the way, is the same as physicians take. There is some controversy about sparking water at this time and how it might effect someone's health, but we will continue to monitor it.
As far as value, please look at this article and how we are mentioned in it relative to the other water companies: http://www.crowdability.com/article/disrupted-1-5-trillion-market-up-for-grabs#.W6Uc7q3MyYY

Thanks for your question and support.

Steven Sedlmayr DIVINIA Water - Issuer 15 days ago

To Martin: Thanks for the question, and what a good question it was! First, because of our fund raise through start engine, we have been able to update our capacity for making water, and are continuing to do so. We have also been able to find a printer for our labels, which should reduce our costs, and look better. We will finally have a very premium label. And now we can also customize our labels, so we will now pursue markets that we were not able to before. Thus we are going after spas, high end hotel chains, restaurants, etc after we have instituted the new bottling line and printers. We are in the process of paying for them and having them shipped for installation as we speak. This should increase our exposure and sales in the upcoming year. We are now looking towards the next year with enthusiasm, all thanks to our investors who believe in us.
We are currently selling through distributors that are active in Hawaii and Los Angeles. We supply them with as much water as we can provide, and of course, they want much more than we can at this time. However we are not building more processors to increase their sales, and thus, ours. They are currently selling to hotels, restaurants, etc.
As far as our cost per bottle, please see our financials. We try and keep this as secret as possible because of our competitors, but it is reported per the SEC filings of our financials.
If you want to talk about what it would cost for a distributor, please contact us after the raise is closed, as we are not able to talk directly with investors at this time because of the SEC rules and regulations.

John Aguilar DIVINIA Water - Potential Investor 18 days ago

Are there any plans to maybe bottle a sparkling water ? La croix sparkling water co value went up in 2013 , I read about this in update section.

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Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

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VIDEO TRANSCRIPT (Exhibit D)

Video 1 (header and 1st video on page):

Steve: Federal regulations for tap water is that it has to be less than 500 parts per million. Except they only look at about 40 different contaminants. Right now, there's 80,000 contaminants in water. People should come on an look at EWG's tap water database. We can actually enter our own zip code. Okay, so this is the New York City system. Bromodichloromethane. Chloroform. Chromium. They are all above the contamination level that will cause cancer. This is Los Angeles. Again, they have five contaminants above health guidelines. Arsenic. Bromate. Chromium. Radiological contaminants. Trihalomethanes. Then 16 other detected contaminants. I don't need to go through the list. Over 170-million Americans are actually drinking radioactive tap water. I decided, being an inventor and a scientists, I could come up with a better method. Our water is zero parts per million. There's no contaminants left in it. So, you're putting medical grade water into your body. You're drinking it. Divinia Water has several different properties to it. The first one is called Exclusion Zone Water. Cellular Water. What it does, it rearranges the electrical charge, so that it excludes contaminants around cells. When you absorb it into your body, it doesn't have to use energy to create it. It actually is created for you. So, water flows in and out of the cells in an extraordinary fashion.

Brad: We did a health screening for my insurance at work. I had these numbers for my liver and kidney - ALT, AST, Creatinine and BUN levels were through the roof. This nurse was calling me up and saying you gotta get to the hospital because your liver is shutting down, and you have to do it now. And, I elected not to. I didn't change anything. I just kept drinking the water. Over the course of a few months, my levels went from the 360, I believe on the Creatinine, to I think 100. Then the next go around, it was down below 60. So, it was bringing them down. I was feeling 100-percent better than I had in years. I feel better now than I did when I was probably 30. There's never been anything like an exclusion zone and a deuterium depleted water together. The more people find out about it, the more people are ordering from us. We're sending out pallets. The subscriber base is growing. We have medical professionals ordering the water for their patients. Different cancer centers have ordered water from us. It's really pretty amazing.

Steve: When we found out it was deuterium-depleted, we decided to enter into a FDA-approved clinical study on drinking this water and the effects on the liver and kidneys. We have sold over the entire world at this point. Dubai. Saudi Arabia. China. Argentine. Chile. Canada. Mexico and of course, every state in the United States. We've been growing at a rate of over 30-percent per month.

2nd video

Dane: My name is Dane Croft. I'm 28 years old. I'm from Ammon, Idaho. I live in Idaho Falls now. For me, it started when we were on the journey of trying to get me healthy from kind of a bad liver due to alcohol abuse. And, we were looking at different things. And, I had a friend kind of talk to me about it at my shop. He sells it. And my wife went to work one day, and a lady

came in and was sending a bunch of it to Hawaii. And, they really started talking about things. She really started teaching her about what it can do. And was showing her lab results of other people (laughs) and like all this other stuff. Super enthusiastic about it, so my wife actually traded her some shipping for some water. And we got started. She said, you know, wait a couple of days. Wait about two days, and you'll feel the difference. So, I drank it and two days went by. Didn't really feel much difference. Three days went by, and really didn't feel much difference. About the four or five day mark, I remember waking up and looking at my wife and telling her 'I did not know it was this possible' or 'that it was possible to feel this good.' And I was just blown away by it, so we've been... We've been on this journey to get my Bilirubin down and to do everything. So, I completely cut out all other sources of liquid. Like, soda, sugar, everything is gone. And, my only source of water is Divinia. And, since then, my liver has kind of gone through these healing stages where my levels will drop down, and then come back up a little bit then drop down. And it does that, but for the first time in 5 years, my levels are completely within normal ranges as far as Bilirubin and things like that go. In fact, all my levels across the board are all in normal ranges. For me, I'm just very grateful. I'm a father of four. I'm a husband, a business owner. I have a lot going on, and in the state that I was in, trying to juggle all of those balls, was almost impossible. Now, I'm in recovery. I'm getting healthy. I'm becoming a better husband, father and businessman. All of this accumulated together, has provided me, essentially, with a second chance. I don't give my recommendation easily. I don't just pass stuff out, but it's one thing I feel very comfortable letting people know they should try it because I have experienced it myself. I have felt the difference, and I'm feeling the difference. It's something that I... I think everybody should try it. I want everybody to be able to feel this good.

3rd Video

Divinia Water produces 225 bottles per hour at current production levels.

Prototype purifiers and a labor-intensive bottling line limit output.

A custom-built bottling line has been ordered.

Water production increases weekly with new purifiers crafted in-house.

The new line will allow Divinia Water to produce up to 3,600 bottles per hour, a 1,500-percent increase.

4th Video

Remy: I hate, hate tap water. Hate it

Remy: So, he made water, so I could drink it.

Steve: She loved bottled water. So, I said why not make something better than what is existing today in bottled water.

Steve: It's not rocket science. It's better. Divinia Water has been tested at five American

Universities.

Crosby: Divinia has a stretched O-H bond, and with that, it has an increased energy level.

Steve: Water has many different forms, just like carbon can take three different forms. That's what this water is, we have changed the bonds to make it a different form of h2o.

Crosby: We had a decent life in phoenix, and we essentially gave everything up to pursue this dream.

Remy: We knew we had a gift. So, we put everything we had into it. We put everything we had.

Kiersten: In 2009, we were homeless. We lost everything, but the water is what gave us hope.

Remy: We kept the dream, though. We kept working on the processor and the process of purifying water, of making water.

Kiersten: It's been a long journey. We started out by bottling water in my mom's kitchen.

Remy: We got jobs. Continued working. Continued selling water. Continued giving water. Continued the dream we felt we were called to do. The mission that laid before us, and that was providing water. Clean, pure water.

Kiersten: We've come a long way, and now we're in a 12-thousand square foot facility.

Remy: There's no one else providing the clean water that we do. Nobody.

Crosby: Divinia Water is our lives.

Remy: This is my love story.

Steve: It's why I'm here everyday.

Kiersten: Now we've got some momentum going.

Crosby: We're just getting started. That's the fun part.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

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